Exhibit 99.2

2020 MANAGEMENT’S DISCUSSION & ANALYSIS

Introduction and Interpretation

This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company” or “we”, “us”, or “our”) financial performance for the year and three months ending December 31, 2020, should be read in conjunction with the cautionary statement regarding forward-looking statements below, our 2020 annual audited consolidated financial statements and accompanying notes (the “Financial Statements”), and our 2020 fourth quarter unaudited condensed consolidated interim financial statements and accompanying notes. Dollar amounts are expressed in Canadian currency, unless otherwise indicated, and references to US$ are to the United States dollars.

Unless otherwise indicated, the financial information contained in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. An advisory with respect to the use of Non-IFRS measures is set out below.

This MD&A includes references to benchmark prices over selected periods for products of the type produced by West Fraser. These benchmark prices are for one product, dimension, or grade, and do not necessarily reflect the prices obtained by West Fraser during those periods as we produce and sell a wide offering of products, dimensions, grades, and species. For definitions of other abbreviations and technical terms used in this MD&A, please see the Glossary of Industry Terms found in our most recent Annual Report.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.

This MD&A uses the following terms that are found in our most recent Annual Report: “SPF” (spruce/pine/balsam fir lumber), “SYP” (southern yellow pine lumber), “MDF” (medium-density fibreboard), “LVL” (laminated veneer lumber), “BCTMP” (bleached chemithermomechanical pulp),“NBSK” (northern bleached softwood kraft pulp) and “OSB” (oriented strand board).

The information in this MD&A is as at February 11, 2021 unless otherwise indicated.

Forward-Looking Statements

This MD&A contains historical information, descriptions of current circumstances, and statements about potential future developments and anticipated financial results. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader, but their accuracy depends on a number of assumptions and are subject to various risks and uncertainties. These forward-looking statements constitute “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are included under the headings:

•	“Recent Developments - Norbord Acquisition” (anticipated regulatory filings);

•	“Discussion & Analysis of Annual Non-Operational Items - Adjusted Earnings and Adjusted Basic Earnings Per Share” (expected duty rate finalization dates and administrative review commencement);

•

“Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute” (administrative review commencement, adjustment of export duty rates and proceedings related to duty rates);

•	“Capital Expenditures” (progress on construction-in-progress projects);

•	“Business Outlook” (market conditions, production levels, operating costs, production at the Chambord mill, liquidity, cash flows, anticipated debt ratings, and U.S. dollar reporting);

•	“Estimated Earnings Sensitivity to Key Variables” (impact of changes in price and foreign exchange rate);

•	“Cash Flow - Operating Activities” (estimated final 2020 tax payment);

•	“Contractual Obligations” (financial arrangements related to Norbord Acquisition);

•

“Significant Management Judgments Affecting Financial Results - Softwood Lumber Dispute” (administrative review commencement, adjustment of export duty rates and proceedings related to duty rates); and

•	“Significant Management Judgments Affecting Financial Results - Recoverability of Long-lived Assets” (judgments regarding carrying value of goodwill).

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on our operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration of the Norbord business.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Recent Developments

Final Administrative Review (“AR”) 1 Duty Rates

On November 24, 2020, the U.S. Department of Commerce (“USDOC”), issued its final duty rates for the AR1 Period of Investigation (“POI”) dated April 28, 2017 to December 31, 2018. The details on the final rates and the impact on our earnings are under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. The cash deposit rate for SPF lumber shipments from Canada to the U.S. on or after November 30, 2020 for antidumping duty and December 1, 2020 for countervailing duty will be at 1.40% and 7.57%, respectively. These are the cash deposit rates until the USDOC finalizes AR2 for the POI dated January 1, 2019 to December 31, 2019.

Norbord Acquisition

We completed the acquisition of Norbord Inc. (“Norbord”) on February 1, 2021 (the “Acquisition”). We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this Acquisition, and Norbord is now a wholly-owned subsidiary of West Fraser. Additional information regarding Norbord and the Acquisition is included in our management information circular dated December 15, 2020, for the special meeting of West Fraser’s shareholders that was held on January 19, 2021, to approve the acquisition of Norbord.

Norbord will be filing its audited financial statements for the year ended December 31, 2020 (the “Norbord 2020 Audited Financial Statements”), its annual MD&A for the year ended December 31, 2020 (the “Norbord 2020 MD&A”) and annual information form for the year ended December 31, 2020 (the “Norbord 2020 AIF”) (together, the “Norbord Annual Filings”) on Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) concurrently or shortly following the filing of this MD&A on SEDAR. The Norbord Annual Filings include important information regarding the business of Norbord and the financial results of Norbord on a stand-alone basis in United States dollars for the year ended December 31, 2020. This MD&A does not include a discussion of the financial results or operations of Norbord for the year ended December 31, 2020, and investors are referred to Norbord’s Annual MD&A for this discussion. In addition, investors are referred to the Norbord 2020 AIF for information on Norbord’s business.

We will include the Norbord 2020 Financial Statements in a business acquisition report to be filed on SEDAR, as required under Canadian securities laws. This business acquisition report will also include pro-forma financial statements that will include (i) a pro-forma balance sheet as at December 31, 2020 that gives effect to the Acquisition as if it had taken place as of December 31, 2020, and (ii) a pro-forma income statement for the year ended December 31, 2020 that gives effect to the Acquisition as if it had taken place on January 1, 2020.

Information regarding the Acquisition is included in the “Subsequent Event” note 26 to our annual audited financial statements for the year ended December 31, 2020. The full accounting for our acquisition of Norbord will be reflected in our interim financial statements for the three months ended March 31, 2021, which will reflect our consolidation of Norbord effective as of February 1, 2021.

In connection with the completion of the Acquisition, our Common shares began trading on the New York Stock Exchange (“NYSE”) on February 1, 2021 under the symbol WFG. At the same time, the symbol on the Toronto Stock Exchange (“TSX”) was also changed from WFT to WFG. In addition, the completion of the Acquisition has resulted in our Common shares being deemed to be registered under Section 12(b) of the United States Exchange Act of 1934, as amended (the “Exchange Act”). Under Rule 12g-3 of the Exchange Act, we are the “successor issuer” to Norbord and will be required to file reports with the United States Securities and Exchange Commission (the “SEC”) in accordance with the requirements of the Exchange Act.

The discussion and analysis that follows below regarding the earnings, cash flows and balance sheets refer only to West Fraser as at and for the year ended December 31, 2020, on a stand-alone basis and does not incorporate the Acquisition or results of Norbord. The discussion regarding Business Outlook reflects our outlook inclusive of the impacts of the Acquisition. In addition, our discussion of the Risks and Uncertainties affecting our business incorporates such Risks and Uncertainties relating to the Acquisition and the acquired operations.

Coronavirus

The impact of the novel Coronavirus (“COVID-19”) pandemic has required unprecedented actions to control the spread of the virus and has resulted in governments and businesses worldwide enacting emergency measures and restrictions to combat the spread of COVID-19. These measures and restrictions, which include the implementation of travel bans, border restrictions, mandated and voluntary business closures, self-imposed and mandatory quarantine periods, isolation orders, and physical distancing, have caused material disruption to businesses globally, resulting in economic impacts and have led to disruptions to our workforce and operating facilities, customers, production, sales, and supply chain. While some of these restrictions and closures were eased or lifted in the summer, the resurgence of COVID-19 resulted in partial, complete, or expanded re-imposition of these restrictions. Governments and central banks have reacted with significant monetary and fiscal interventions and other measures designed to stabilize economic conditions.

As a result of the various impacts of COVID-19, we made several adjustments to our operating schedules starting in March of 2020 and into the second quarter of 2020. Operating schedules were largely unaffected in the second half of 2020, although there were minor operation impacts at some of our U.S. operations due to illness-related employee and contractor shortages.

The full economic and financial impact of the COVID-19 outbreak is unknown at this time, as is the effectiveness of government and central bank measures to stabilize the economy and limit the spread of COVID-19 and the timeline for and efficacy of vaccines. It is not possible to reliably estimate the ongoing effects on the economy, our operations, the markets for our products, or our financial results and condition. Since the second quarter of 2020, we have seen a return of robust demand for SYP, SPF, and plywood, which in combination with what is believed to be low inventory levels across the supply chain, and limited additional available capacity due to fibre constraints, has led to increased prices. However, it is uncertain if these demand and supply dynamics will continue or if the resurgence of COVID-19 will negatively impact demand.

The safety, health, and well-being of our employees and others on our sites and the communities in which we operate remains our primary focus. Our goal is to continue to operate safely and to mitigate potential exposure and the spread of COVID-19. We are guided by public health authorities’ requirements, including physical distancing strategies, increased cleaning and disinfection protocols at our sites, issuing protective equipment for our employees, remote working policies in communities that have high rates of COVID-19 cases, the elimination of non-essential travel, and exposure screening.

Annual Results

($ millions, except as otherwise indicated)	2020	2019	2018
Earnings
Sales	5,850	4,877	6,118
Cost of products sold	(3,434)	(3,652)	(3,617)
Freight and other distribution costs	(709)	(713)	(732)
Export duties, net	(79)	(162)	(202)
Amortization	(272)	(259)	(257)
Selling, general and administration	(247)	(211)	(231)
Equity-based compensation	(11)	(6)	(7)
Restructuring and impairment charges	—	(33)	—

Operating earnings	1,098	(159)	1,072
Finance expense, net	(37)	(49)	(37)
Other	(19)	(11)	37
Tax (provision) recovery	(266)	69	(262)

Earnings	776	(150)	810

Adjusted EBITDA[1]	1,460	301	1,538
Basic earnings per share ($)	11.30	(2.18)	10.88
Diluted earnings per share ($)	11.30	(2.34)	10.62
Cash dividends declared per share ($)	0.80	0.80	0.70
Total assets	5,320	4,668	4,791
Long-term debt, includes current portion	647	660	692
Cdn$1.00 converted to US$ - average	0.746	0.754	0.772

1.	See section “Non-IFRS Measures” in this MD&A.

Selected Quarterly Information

($ millions, except EPS amounts which are in $)

	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19
Sales	1,689	1,690	1,276	1,195	1,129	1,190	1,317	1,241
Earnings	366	350	48	12	(42)	(45)	(58)	(5)
Basic EPS	5.34	5.09	0.70	0.18	(0.61)	(0.65)	(0.85)	(0.07)
Diluted EPS	5.34	5.09	0.70	(0.11)	(0.61)	(0.73)	(0.92)	(0.12)

Discussion & Analysis of Annual Non-Operational Items

Adjusted Earnings and Adjusted Basic EPS

($ millions, except EPS amounts which are in $)	2020	2019
Earnings	776	(150)
Add (deduct):
Export duties, net	79	162
Interest recognized on export duty deposits receivable	(16)	(4)
Equity-based compensation	11	6
Exchange loss on long-term financing	1	3
Exchange loss on export duty deposits receivable	5	4
Insurance gain on disposal of equipment	(7)	(4)
Power purchase dispute	7	—
Restructuring and impairment charges	—	33
Re-measurement of deferred income tax assets and liabilities	—	(18)
Net tax effect on the above adjustments	(13)	(53)

Adjusted earnings[1]	843	(21)

Adjusted basic EPS[1,2]	12.27	(0.31)

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

On November 24, 2020, the USDOC finalized the duty rates for AR1 for the POI dated April 28, 2017 to December 31, 2018. Export duties of $79 million, net of the AR1 duty recovery of $124 million, were expensed in 2020 related to SPF lumber compared to $162 million in 2019. As noted in the table above, we have recorded interest income and foreign exchange adjustments on the estimated export duty deposits receivable. 2020 includes $14 million of interest income related to the finalization of AR1. The section below, “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute,” contains details of the final duty rates for AR1, a reconciliation of the duty expense and interest income, and additional information on the dispute. The second AR covering the 2019 fiscal period commenced during the second quarter of 2020. The preliminary results for AR2 are expected in May 2021 and final results in November 2021. On January 1, 2020, the 12-month period of investigation for AR3 began. AR3 is expected to be reviewed by the USDOC in 2021, with the rates finalized in 2022.

Our equity-based compensation includes our share purchase option, phantom share unit, and directors’ deferred share unit plans (collectively, the “Plans”), all of which have been partially hedged by an equity derivative contract. The Plans and equity derivative contract are fair valued at each quarter-end, and we record the resulting expense or recovery over the vesting period. Our fair valuation models consider various factors, with the most significant being the change in our Common shares’ market value from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the actual value that will ultimately be received by the holders of options and units.

Any change in the value of the Canadian dollar relative to the value of the U.S. dollar results in the revaluation of our U.S. dollar-denominated assets and liabilities. The revaluation of these assets and liabilities for our Canadian operations is included in other income, while the revaluation related to our U.S. operations is included in other comprehensive earnings. The table above reports our exchange gains or losses on U.S. dollar-denominated long-term financing and export duty deposits receivable during the periods presented. Exchange gains or losses realized on our Canadian operations’ working capital balances are identified under “Other Non-Operational Items” below.

During the second quarter of 2020, we finalized the insurance settlement related to the 2016 involuntary disposal of equipment associated with the fire at our WestPine MDF plant resulting in a $7 million gain recorded in other income in the panels segment. Additional details regarding the claim are included under the “Discussion & Analysis of Annual Results by Product Segment - Panels Segment”.

We finalized the insurance settlement related to the 2017 involuntary disposal of equipment at our 50%-owned NBSK plant, resulting in a $4 million gain in the fourth quarter of 2019.

In the third quarter of 2020, as a result of certain administrative proceedings, we determined that a liability related to certain retroactive adjustments to charges under a power purchase agreement (the “Power Purchase Agreement”), terminated in 2016, should be recorded as a contingent liability. Although we dispute responsibility for such retroactive adjustments and the associated liability, we have accrued $7 million for such contingent liability. However, recognizing the expense does not prejudice our position that the liability is not our responsibility.

In 2019, we recognized restructuring and impairment charges of $33 million. $25 million were related to the permanent closure of our Chasm, British Columbia (“B.C.”) lumber mill in the second quarter, and $8 million of plant and equipment impairment of certain B.C. lumber mill assets in the fourth quarter.

In the second quarter of 2019, the Alberta government enacted an income tax rate reduction from 12% to 8% phased in over four years, starting on July 1, 2019. We recorded an $18 million gain in 2019 associated with the remeasurement of deferred income tax assets and liabilities. On December 9, 2020, the Alberta government substantially enacted an expedited rate reduction to 8% effective July 1, 2020. This expedited rate change did not have a material impact on our 2020 tax expense as we had substantially recorded the change in 2019.

Other Non-Operational Items

The table above identifies foreign exchange revaluations on our long-term assets and liabilities. Foreign exchange revaluations on working capital items were a loss of $8 million in 2020 compared to a $7 million loss in 2019. Foreign exchange gains and losses on all monetary items are included in other income.

Remeasurement of our interest rate swaps to fair value at each balance sheet date has caused volatility in other income as interest rates continue to decline. Fair value remeasurements will have no cumulative impact on earnings over the life of the contract. The fair value adjustment was a loss of $5 million in 2020 compared to $3 million loss in 2019.

Finance expense for 2020 is net of $14 million of interest income related to the finalization of the AR1 duty rate. Additional information regarding the interest income on the AR1 duty is disclosed under “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. Finance expense excluding the interest income was $51 million, which was $2 million higher than in 2019.

We recorded an income tax expense in 2020 of $266 million compared to a $69 million tax recovery in 2019. The effective tax rate was 26% compared to 32% in 2019. The 2019 tax expense includes an $18 million benefit for the reduction in the Alberta general corporate tax rate from 12% to 8%. Note 17 to the Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense.

Discussion & Analysis of Annual Results by Product Segment

Lumber Segment

($ millions unless otherwise indicated)	2020	2019
Lumber segment earnings
Sales
Lumber	3,992	2,945
Wood chips and other residuals	365	384
Logs and other	134	113

	4,491	3,442
Cost of products sold	(2,513)	(2,588)
Freight and other distribution costs	(485)	(477)
Export duties, net	(79)	(162)
Amortization	(201)	(196)
Selling, general and administration	(171)	(146)
Restructuring and impairment charges	—	(33)

Operating earnings	1,042	(160)
Finance expense, net	(24)	(35)
Other	(5)	(7)

Earnings before tax	1,013	(202)

Adjusted EBITDA[1]	1,322	231
Capital expenditures	200	339

SPF (MMfbm)
Production	3,157	3,211
Shipments	3,214	3,363
SYP (MMfbm)
Production	2,801	2,703
Shipments	2,861	2,692
Wood chip production
SPF (M ODTs)	1,473	1,471
SYP (M green tons)	3,629	3,570

Benchmark prices (per Mfbm)
SPF #2 & Better 2x4[2] - US$	556	360
SPF #3 Utility 2x4[2] - US$	435	285
SYP #2 West 2x4[3] - US$	576	384
SPF #2 & Better 2x4 - Cdn$[4]	746	478
SPF #3 Utility 2x4 - Cdn$[4]	584	378
SYP #2 West 2x4 - Cdn$[4]	773	510

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Random Lengths - Net FOB mill.
3.	Source: Random Lengths - Net FOB mill Westside.
4.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. dollar benchmark price.

Sales and Shipments

2020 was a volatile year for lumber pricing, with SPF #2 & Better 2x4 benchmark pricing hitting a low of US$282/Mfbm in April to a high of US$955/Mfbm in September. SYP #2 West 2x4 hit a low of US$300/Mfbm in April and a high of US$992/Mfbm in October. We believe the lumber market pricing in the second half of the year was impacted by low inventory volumes in the supply chain, improved new home construction levels, and strong demand from repair and remodelling activity. This resulted in increased lumber pricing for 2020 and higher sales revenue compared to 2019. A weaker Canadian dollar relative to the U.S. dollar compared to 2019 also contributed to improved 2020 sales revenue. The price variance resulted in an increase in Adjusted EBITDA of $1,031 million compared to 2019.

SPF shipment volumes were less than in 2019 due to the impact of permanent mill closures and shift reductions implemented in 2019, which reduced our 2020 capacity and shipment volumes. SYP shipment volumes increased compared to 2019 as demand was strong in the second half of 2020 and we had increased production due to capital improvements and improved reliability at our mills. Production volume changes are discussed in the section below. The volume variance resulted in an increase in Adjusted EBITDA of $16 million compared to the previous year influenced by a larger percentage of our total shipments being SYP.

SPF Sales by Destination

	2020		2019
	MMfbm	%	MMfbm	%
U.S.	1,975	61	2,036	60
Canada	678	21	637	19
China	419	14	530	16
Other	142	4	160	5

Total	3,214		3,363

We ship SPF to several export markets, while our SYP sales are almost entirely in the U.S. U.S. destined shipments were lower due to reduced SPF shipment volumes but remained a consistent percentage of total sales. China demand fluctuated throughout the year and was down overall compared to North America, where the demand was strong in the second half of 2020.

Wood chip and residual sales were lower than in 2019 due to lower chip revenue as the fibre pricing formula follows the NBSK price, which declined in 2020. SPF chip production was in line with the changes in lumber production while SYP chip production did not grow in proportion with lumber production due to benefits of higher lumber yields from our capital program.

Costs and Production

Costs of products sold were slightly lower in 2020 than in 2019 due to changes in shipment volumes, reductions in log costs, higher capacity utilization overall, and improved SYP productivity and recovery.

In 2019, we permanently eliminated capacity at certain B.C. mills resulting in an annual capacity reduction of approximately 600 MMfbm. This reduction had a carryover impact of 200 MMfbm for 2020 compared to 2019. We also implemented temporary SPF curtailments in both 2020 and 2019 in response to market demand, high log costs, and log supply constraints, as noted in the table below. In aggregate, SPF operated at near capacity during the second half of 2020 and at a higher capacity utilization rate than in 2019.

SPF temporary curtailments

(MMfbm)	2020	2019
SPF	140	200
SYP	80	—

	220	200

Despite temporary curtailments of 80 MMfbm and some minor downtime due to employee illness, weather-related log shortages and hurricanes in September and October 2020, SYP production increased as we continue to see the results from our capital improvements made in prior years. The prior year was negatively affected by downtime for capital upgrades and severe wet weather, particularly in Arkansas and Texas, which resulted in log shortages and intermittent production interruptions.

SPF log costs declined compared to 2019 as a decrease in B.C. purchased log costs offset increased Alberta quota log costs. Alberta log costs increased due to a stumpage system that is correlated to published lumber prices with a short time lag. B.C. purchased log costs declined significantly compared to 2019, primarily due to reduced log requirements as a result of permanent capacity curtailments, and a disciplined approach to log procurement. SYP log costs were relatively stable over the comparative periods, although log costs increased in the first half of 2019 due to unusually wet weather.

Freight and other distribution costs generally trended with the changes in shipment volumes. A weaker Canadian dollar relative to the U.S. dollar compared to 2019 contributed to increased freight costs, as a significant portion of SPF freight costs are in U.S. dollars.

Selling, general, and administration costs increased compared to 2019 due primarily to increased variable compensation expense.

Export duties for 2020 are net of a $124 million recovery related to the USDOC finalization of the AR1 duty rates. The effective duty expense for the period, as disclosed in the table below, was $203 million compared to $162 million in 2019. The increase was due to higher SPF sales prices, which was partially offset by the lower estimated antidumping duty rate of 3.40% for 2020 compared to 4.65% for 2019. A reconciliation of export duties can be found under the section “Softwood Lumber Dispute” below.

In 2019, we recognized restructuring and impairment charges of $33 million. $25 million were related to the permanent closure of our Chasm, B.C. lumber mill and $8 million for plant and equipment impairments at a B.C. lumber mill.

As a consequence of the items discussed above, Adjusted EBITDA increased by $1,091 million compared to 2019. The following table shows the Adjusted EBITDA variance for the period.

($ millions)	YTD-19 to YTD-20
Adjusted EBITDA - comparative period	231
Price	1,031
Volume	16
Changes in costs	69
Selling, general, and administration	(25)

Adjusted EBITDA - current period	1,322

Discussions on finance expense are included under the section “Discussion & Analysis of Annual Results by Product Segment - Other Non-Operational Items” in this MD&A. The lumber segment finance expense for 2020 is net of $14 million of interest income related to the AR1 duty rate finalization and an additional $2 million for other duty deposit receivables. Further details on the AR1 duty rate finalization can be found under the section “Softwood Lumber Dispute” below.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital.

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy countervailing (“CVD”) and antidumping (“ADD”) duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

On April 24, 2017, the USDOC issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first Administrative Review (“AR”) of the first Period of Investigation (“POI”) as listed below.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

The respective Cash Deposit Rates, the AR1 Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the Revised Rate.

2.	On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD.
5.	The CVD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Effective dates for ADD	Cash Deposit Rate	AR1 Final rate[3] (24-Nov-20)		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%		1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%		1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%		1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a	[6]	3.40%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 1.40% for ADD.
5.	The ADD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Accounting policy for duties

The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable, along with any true-up adjustments to finalized rates.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable based on this rate and will record an interest expense if the balance becomes a liability.

Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

($ millions)	2020	2019
Cash deposits paid[1]	(215)	(167)
Adjust to West Fraser Estimated ADD rate[2]	12	5

Effective duty expense for period[3]	(203)	(162)
Duty recovery attributable to AR1[4]	124	—

Duty expense	(79)	(162)

Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	2	4
Interest income on the AR1 duty deposits receivable[5]	14	—

Interest income on duty deposits	16	4

1.	Represents combined CVD and ADD cash deposit rate of 23.56% from January 1, 2019 to November 30, 2020, and 8.97% from December 1 to December 31, 2020.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.40% for 2020 and 4.65% for 2019.
3.

The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from January 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, and 22.64% from January 1 to December 31, 2019.

4.	$124 million represents the true-up to the final AR1 duty rates for the 2017 and 2018 POI.
5.	$14 million represents interest income accrued on the $124 million duty deposit receivable.

As of December 31, 2020, export duties paid and payable on deposit with the USDOC are US$530 million.

AR2 and AR3

Each calendar year after December 31, 2018, represents an AR POI. AR2 covers the POI from January 1, 2019 through December 31, 2019. The USDOC commenced AR2 during the second quarter of 2020. AR3 covers the POI from January 1, 2020 through December 31, 2020, and the USDOC is expected to begin its review in 2021. The results of AR2 are not expected to be finalized until November 2021 and AR3 until 2022.

Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC’s remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”) and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

Panels Segment

($ millions unless otherwise indicated)	2020	2019
Panels segment earnings
Sales
Finished products	612	581
Wood chips and other residuals	15	18
Logs and other	7	6

	634	605
Cost of products sold	(408)	(466)
Freight and other distribution costs	(55)	(63)
Amortization	(16)	(16)
Selling, general and administration	(30)	(25)

Operating earnings	125	35
Finance expense	(4)	(4)
Other	7	—

Earnings before tax	128	31

Adjusted EBITDA[1]	141	51
Capital expenditures	14	23

Plywood (MMsf 3/8” basis)
Production	762	818
Shipments	761	815
MDF (MMsf 3/4” basis)
Production	209	221
Shipments	206	222
LVL (Mcf)
Production	1,948	2,034
Shipments	2,021	2,129
Benchmark prices (per Msf)
Plywood (3/8” basis)[2] Cdn$	593	459

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Crow’s Market Report - Delivered Toronto.

The panels segment includes our plywood, MDF and LVL operations.

Sales and Shipments

Increased plywood pricing and robust Canadian plywood demand in the second half of 2020 positively impacted the panels segment revenue resulting in higher sales in 2020 than 2019. Our plywood production is sold primarily into Canada, and Canadian housing starts and the repair and remodelling market improved in the second half of 2020. Lower shipment volumes partially offset the improved plywood pricing compared to 2019. The lower shipment volumes were due to the temporary plywood production curtailments in the spring of 2020, as discussed below.

LVL pricing was consistent with the prior year and MDF marginally higher compared to 2019. MDF and LVL demand was tempered in 2020 due to COVID-19 related economic impacts.

The panels segment price variance resulted in an increase in Adjusted EBITDA of $75 million compared to 2019.

Costs and Production

Freight and other distribution costs in our panels segment decreased in line with changes in shipment volumes.

Cost of products sold were impacted by changes in shipment volumes and the positive impacts from lower purchased log costs in B.C. for 2020 relative to 2019. B.C. purchased log costs declined in 2020 due to reduced demand from industry-wide temporary curtailments and permanent closures, and a disciplined approach to log procurement. The Alberta stumpage increase had a marginal impact on the panels segment for 2020 as deliveries of logs at the higher stumpage rates did not start until the fourth quarter of 2020.

2020 cost of products sold was also positively affected by the recognition of a $7 million business interruption insurance settlement for the 2016 WestPine MDF fire. This settlement also included another $7 million of insurance proceeds related to the involuntary disposal of equipment recognized in other income.

Plywood production was partially curtailed in 2020 by 60 Msf and in 2019 by 30 Msf. The curtailments in 2020 were in response to COVID-19 related market disruptions and for 2019 due to log supply constraints and market-related and capital downtime. Plywood production was near capacity for the second half of 2020, with no significant curtailments. MDF and LVL production schedules were reduced in 2020 to match demand resulting in lower production than 2019.

Selling, general, and administration costs increased compared to 2019 due primarily to increased variable compensation expense.

As a consequence of the items discussed above, Adjusted EBITDA increased by $90 million compared to 2019. The following table shows the Adjusted EBITDA variance for the period.

($ millions)	YTD-19 to YTD-20
Adjusted EBITDA - comparative period	51
Price	75
Volume	(4)
WestPine business interruption insurance settlement	7
Changes in costs	17
Selling, general, and administration	(5)

Adjusted EBITDA - current period	141

Discussions on finance expense are included above under the “Discussion & Analysis of Annual Results by Product Segment - Other Non-Operational Items” in this MD&A.

Fluctuations in the panels segment other income for 2020 were due to the $7 million insurance proceeds related to the 2016 involuntary disposal of equipment associated with the fire at our WestPine MDF plant.

Pulp & Paper Segment

($ millions unless otherwise indicated)
	2020	2019
Pulp & paper segment earnings
Sales	867	966
Cost of products sold	(655)	(734)
Freight and other distribution costs	(169)	(173)
Amortization	(42)	(43)
Selling, general and administration	(43)	(39)

Operating earnings	(42)	(23)
Finance expense	(8)	(10)
Other	(11)	4

Earnings before tax	(61)	(29)

Adjusted EBITDA[1]	—	20
Capital expenditures	25	39

BCTMP (Mtonnes)
Production	662	677
Shipments	667	701
NBSK (Mtonnes)
Production	462	460
Shipments	465	472
Newsprint (Mtonnes)
Production	105	114
Shipments	109	112

Benchmark prices (per tonne)
NBSK U.S. Spot - US$[2]	638	669
NBSK China - US$[3]	588	620
Newsprint - US$[4]	632	732
NBSK U.S. Spot - Cdn$[5]	856	888
NBSK China - Cdn$[5]	789	823
Newsprint - Cdn$[5]	848	971

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Resource Information Systems, Inc. - U.S. spot price, delivered U.S.
3.	Source: Resource Information Systems, Inc. - China net price, delivered China. The China net price is the average of the North America and Scandinavia NBSK price.
4.	Source: Resource Information Systems, Inc. - Newsprint 27.7-lb East, delivered.
5.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. dollar benchmark price.

The pulp & paper segment includes our NBSK, BCTMP and newsprint operations.

Sales and Shipments

Sales revenue declined compared to 2019 due to lower pulp and newsprint prices and lower shipment volumes. The decline was partially offset by a weaker Canadian dollar relative to the U.S. dollar than in 2019.

Printing and writing demand continued to decline in 2020, which negatively affected our pulp and newsprint pricing. We have been able to ship the pulp that we produced due to strong paperboard and tissue demand out of China and North America. Newsprint temporarily reduced production to match demand, and BCTMP had a delayed vessel sailing from 2018, which impacted BCTMP shipments in 2019.

The pulp & paper segment price variance resulted in a decrease in Adjusted EBITDA of $73 million compared to 2019.

Costs and Production

BCTMP production was relatively stable compared to 2019, with minor planned downtime in 2020.

NBSK production was similar as both years had planned major maintenance shutdowns. In addition, 2020 included a four-week temporary shutdown at our Cariboo pulp mill in response to low fibre availability, and 2019 had an unplanned shutdown at our Hinton pulp mill due to an unexpected loss of power and data connections. Although there were more shutdown days in 2020 than in 2019, the impact was offset by the improved operating performance at our Hinton pulp mill.

Fibre, energy and maintenance costs were lower in 2020 than in 2019. The cost of fibre is based on a pricing formula that follows the NBSK price and has decreased in-line with the pulp price. Our NBSK maintenance costs were significantly lower as the work conducted during our 2019 maintenance shutdowns was more extensive than in 2020.

Freight and other distribution costs generally trended with the changes in shipment volumes.

Selling, general, and administration costs increased compared to 2019 due primarily to increased variable compensation expense.

As a consequence of the items discussed above, Adjusted EBITDA decreased by $20 million compared to 2019. The following table shows the Adjusted EBITDA variance for the period.

($ millions)	YTD-19 to YTD-20
Adjusted EBITDA - comparative period	20
Price	(73)
Volume	1
Changes in costs	56
Selling, general, and administration	(4)

Adjusted EBITDA - current period	—

Discussions on finance expense are included above under the “Discussion & Analysis of Annual Results by Product Segment - Other Non-Operational Items” in this MD&A.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital. 2020 included a $7 million expense for a dispute related to the Power Purchase Agreement terminated in 2016. Details on the dispute related to the Power Purchase Agreement is included under the section “Discussion & Analysis of Annual Non-Operational Items - Adjusted Earnings and Adjusted Basic EPS.” 2019 included a $4 million gain for our Cariboo NBSK operation for insurance settlement related to the 2017 involuntary disposal of equipment.

Fourth Quarter Results
($ millions, except as otherwise indicated)	Q4-20	Q3-20	Q4-19
Earnings
Sales	1,689	1,690	1,129
Cost of products sold	(896)	(838)	(830)
Freight and other distribution costs	(182)	(175)	(166)
Export duties, net	47	(49)	(35)
Amortization	(71)	(66)	(66)
Selling, general and administration	(67)	(72)	(53)
Equity-based compensation	(5)	(3)	(2)
Restructuring and impairment charges	—	—	(8)

Operating earnings	515	487	(31)
Finance expense, net	3	(11)	(13)
Other	(17)	(11)	(2)
Tax (provision) recovery	(135)	(115)	4

Earnings	366	350	(42)

Adjusted EBITDA[1]	544	605	80
Cdn$1.00 converted to US$ - average	0.768	0.751	0.758

1.	See section “Non-IFRS Measures” in this MD&A.

Discussion & Analysis of Fourth Quarter Non-Operational Items

Adjusted Earnings and Adjusted Basic Earnings Per Share
($ millions except EPS amounts, which are in $)	Q4-20	Q3-20	Q4-19
Earnings	366	350	(42)
Add (deduct):
Export duties, net	(47)	49	35
Interest income recognized on export duty deposits receivable	(14)	(1)	(1)
Equity-based compensation	5	3	2
Exchange loss on long-term financing	3	1	1
Exchange loss on export duty deposits receivable	8	1	1
Insurance gain on disposal of equipment	—	—	(4)
Power purchase dispute	(1)	8	—
Restructuring and impairment charges	—	—	8
Re-measurement of deferred income tax assets and liabilities	—	—	(1)
Net tax effect on the above adjustments	18	(9)	(10)

Adjusted earnings[1]	338	402	(11)

Adjusted basic EPS[1,2]	4.92	5.85	(0.16)

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

For a description of the above table’s adjustments, see the corresponding section under “Discussion & Analysis of Annual Non-Operational Items” in this MD&A. The section below, “Discussion & Analysis of Fourth Quarter Results by Product Segment - Lumber Segment,” contains a reconciliation of the duty expense and interest income by quarter, including the recoveries booked related to the finalization of duty rates for AR1.

Other Non-Operational Items

The table above identifies foreign exchange revaluations on our long-term assets and liabilities. Foreign exchange revaluations on working capital items were a $10 million loss in the current quarter, a $2 million loss in the previous quarter, and a $3 million loss in the fourth quarter of 2019.

Finance expense for the fourth quarter of 2020 is net of $14 million of interest income related to the finalization of the AR1 duty rate. Finance expense for the fourth quarter of 2020, excluding the AR1 duty interest, was $11 million compared to $11 million in the previous quarter and $13 million in the fourth quarter of 2019. Additional information regarding the interest income on the AR1 duty is under the title “Discussion & Analysis of Fourth Quarter Results by Product Segment - Lumber Segment.”

Remeasurement of our interest rate swaps to fair value at each balance sheet date has caused volatility in other income as interest rates continue to decline. Fair value remeasurements will have no cumulative impact on earnings over the life of the contract. The fair value adjustment was a gain of $1 million for each of the quarters presented.

We recorded an income tax expense in the current quarter of $135 million compared to $115 million in the previous quarter and a $4 million recovery in the fourth quarter of 2019. The effective tax rate was 27% in the current quarter compared to 25% in the previous quarter and 9% in the fourth quarter of 2019. Note 7 to the fourth quarter 2020 unaudited condensed consolidated interim financial statements provides a reconciliation of income taxes calculated at the B.C. statutory rate to the income tax expense.

Discussion & Analysis of Fourth Quarter Results by Product Segment

Lumber Segment
($ millions unless otherwise indicated)	Q4-20	Q3-20	Q4-19
Lumber segment earnings
Sales
Lumber	1,195	1,205	665
Wood chips and other residuals	90	95	86
Logs and other	35	31	34

	1,320	1,331	785
Cost of products sold	(637)	(612)	(573)
Freight and other distribution costs	(127)	(118)	(106)
Export duties, net	47	(49)	(35)
Amortization	(52)	(49)	(49)
Selling, general and administration	(48)	(49)	(37)
Restructuring and impairment charges	—	—	(8)

Operating earnings	503	454	(23)
Finance expense, net	7	(8)	(10)
Other	(11)	(5)	(4)

Earnings before tax	499	441	(37)

Adjusted EBITDA[1]	508	552	69
Capital expenditures	46	52	74

SPF (MMfbm)
Production	810	800	724
Shipments	840	791	702
SYP (MMfbm)
Production	692	731	699
Shipments	711	716	683

Benchmark prices (per Mfbm)
SPF #2 & Better 2x4[2] - US$	700	768	380
SPF #3 Utility 2x4[2] - US$	584	532	257
SYP #2 West 2x4[3] - US$	751	748	387
SPF #2 & Better 2x4 - Cdn$[4]	912	1,023	502
SPF #3 Utility 2x4 - Cdn$[4]	761	709	339
SYP #2 West 2x4 - Cdn$[4]	979	996	511

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Random Lengths - Net FOB mill.
3.	Source: Random Lengths - Net FOB mill Westside.
4.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. dollar benchmark price.

Sales and Shipments

Despite COVID-19, lumber demand continued to be robust in the fourth quarter, which we believe was impacted by low inventory volumes in the supply chain, improved new home construction levels, and strong demand from repair and remodelling activity. Lumber prices for some products tempered during the quarter as markets prepared for the typical winter slowdown in the construction industry, resulting in lower sales revenue than the previous quarter. Lumber pricing was significantly higher than in the fourth quarter of 2019, resulting in higher sales revenue for that comparative period. The current quarter’s sales were negatively impacted by a stronger Canadian dollar relative to the U.S. dollar.

The price variance resulted in a decrease in Adjusted EBITDA of $32 million compared to the previous quarter and an increase of $402 million compared to the fourth quarter of 2019.

SPF shipment volumes were higher compared to the previous quarter and the fourth quarter of 2019. Some intermittent rail service issues affected shipment volumes to the U.S. in the previous quarter, and the fourth quarter of 2019 included some temporary curtailments as our mills operated on variable schedules. SYP shipment volumes were similar to the previous quarter and increased compared to the fourth quarter of 2019 as SYP shipment volumes typically trend with production levels. Production volume changes are discussed in the section below. The volume variance resulted in an increase in Adjusted EBITDA of $14 million compared to the previous quarter and $55 million compared to the fourth quarter of 2019.

SPF Sales by Destination (MMfbm)	Q4-20	Q3-20	Q4-19
U.S.	567	469	440
Canada	177	204	114
China	64	93	106
Other	32	25	42

	840	791	702

Quarterly shipments to China were more volatile in 2020 than other years due to market conditions in China and in North America. On an annualized basis, shipments to China were relatively stable as a percentage of shipments. Robust North American markets reduced the amount of product available for export markets.

Costs and Production

Costs of products sold were higher than the previous quarter and fourth quarter of 2019 due primarily to changes in shipment volumes and higher log costs.

SPF production was higher than the fourth quarter of 2019 due to approximately 60 MMfbm of temporary SPF curtailments in the fourth quarter of 2019, in response to market demand, high log costs, and log supply constraints. The permanent curtailments did not impact the quarterly comparisons as the reductions were in effect for all comparative periods. There were no temporary curtailments in the third and fourth quarter of 2020.

SYP production was lower than the previous quarter but similar to the fourth quarter of 2019 due primarily to less operating days in the fourth quarter from the winter holiday season. Weather-related log shortages in the U.S. southeast, October hurricanes, and employee illness also negatively impacted production in the current quarter.

SPF log costs increased compared to the previous quarter as higher Alberta quota log costs offset lower B.C. purchased log costs. Alberta log costs increased due to a stumpage system that is directly correlated to published lumber prices with a short time lag. B.C. purchased log costs declined significantly compared to the fourth quarter of 2019, primarily due to lower log requirements as a result of permanent capacity curtailments, and a disciplined approach to log procurement. SYP log costs were relatively stable over the comparative periods, although log costs slightly increased in the current quarter due to log shortages.

Freight and other distribution costs generally trended with the changes in shipment volumes.

Selling, general, and administration costs increased compared to the fourth quarter of 2019 due primarily to increased variable compensation expense.

Export duties are net of a $124 million recovery related to the USDOC finalization of the AR1 duty rates. The effective duty expense for the period, as disclosed in the table below, was $77 million compared to $49 million in the previous quarter and $35 million in the fourth quarter of 2019. The expense was higher than both comparative periods as the current quarter had a higher realized SPF sales price and increased shipment volumes to the U.S. The change in the West Fraser Estimated antidumping duty rates also impacted the quarterly comparison. The current quarter rate was 3.40% compared to 1.85% in the previous quarter and 4.65% in the fourth quarter of 2019. The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q4-20	Q3-20	Q4-19
Cash deposits paid[1]	(70)	(57)	(38)
Adjust to West Fraser Estimated ADD rate[2]	(7)	8	3

Effective duty expense for period[3]	(77)	(49)	(35)
Duty recovery attributable to AR1[4]	124	—	—

Duty recovery (expense)	47	(49)	(35)

Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	—	1	1
Interest income on the AR1 duty deposits receivable[5]	14	—	—

Interest income on duty deposits	14	1	1

1.	Represents combined CVD and ADD cash deposit rate of 23.56% from January 1, 2019 to November 30, 2020, and 8.97% from December 1 to December 31, 2020.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.40% for Q4-20, 1.85% for Q3-20 and 4.65% for Q4-19.
3.

The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from October 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, 19.84% for Q3-20, and 22.64% for Q4-19.

4.	$124 million represents the true-up to the final AR1 duty rates for the 2017 and 2018 POI.
5.	$14 million represents interest income accrued on the $124 million duty deposit receivable.

In the fourth quarter of 2019, we recognized restructuring and impairment charges of $8 million for the impairment of a B.C. lumber mill’s property, plant and equipment.

As a consequence of the items discussed above, Adjusted EBITDA decreased by $44 million compared to the previous quarter and increased by $439 million compared to the fourth quarter of 2019. The following table shows the Adjusted EBITDA variance for each comparative period.

($ millions)	Q3-20 to Q4-20	Q4-19 to Q4-20
Adjusted EBITDA - comparative period	552	69
Price	(32)	402
Volume	14	55
Changes in costs	(27)	(7)
Selling, general, and administration	1	(11)

Adjusted EBITDA - current period	508	508

Discussions on finance expense are included under the section “Discussion & Analysis of Fourth Quarter Results by Product Segment - Other Non-Operational Items” in this MD&A. The lumber segment finance expense for the quarter is net of $14 million of interest income related to the AR1 duty rate’s finalization. Additional details on the AR1 duty rate finalization can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Softwood Lumber Dispute” above.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital.

Panels Segment ($ millions unless otherwise indicated)	Q4-20	Q3-20	Q4-19
Panels segment earnings
Sales
Finished products	192	170	137
Wood chips and other residuals	4	4	4
Logs and other	1	2	1

	197	176	142
Cost of products sold	(113)	(103)	(108)
Freight and other distribution costs	(14)	(14)	(15)
Amortization	(5)	(4)	(5)
Selling, general and administration	(8)	(8)	(6)

Operating earnings	57	47	8
Finance expense	(1)	(1)	(1)
Other	(1)	1	—

Earnings before tax	55	47	7

Adjusted EBITDA[1]	62	51	13
Capital expenditures	2	3	7

Plywood (MMsf 3/8” basis)
Production	200	207	204
Shipments	197	202	206
MDF (MMsf 3/4” basis)
Production	55	57	53
Shipments	52	55	52
LVL (Mcf)
Production	569	559	508
Shipments	573	588	493

Benchmark prices (per Msf)
Plywood (3/8” basis)[2] Cdn$	788	675	420

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Crow’s Market Report - Delivered Toronto.

Sales and Shipments

Plywood prices continued to rise in the quarter with continued strong demand, which positively impacted the panels segment revenue compared to the previous quarter and fourth quarter of 2019. Lower plywood shipment volumes partially offset the improved plywood pricing for all comparative quarters.

MDF and LVL pricing was flat compared to the previous quarter and fourth quarter of 2019.

The panels segment price variance resulted in an increase in Adjusted EBITDA of $26 million compared to the previous quarter and $58 million compared to the fourth quarter of 2019.

Costs and Production

The impact of increased stumpage rates in Alberta exceeded the positive impacts from lower purchased log costs in B.C., resulting in higher cost of goods sold in the quarter compared to the previous quarter and similar cost of goods sold compared to the fourth quarter of 2019. B.C. purchased log costs declined in 2020 due to reduced demand from industry-wide temporary curtailments and permanent closures, and a disciplined approach to log procurement. The Alberta stumpage system fluctuates with published veneer prices, and the panels segment began delivering logs under the higher price structure in the fourth quarter of 2020.

Plywood production continued to operate near capacity for the fourth quarter of 2020, with no significant curtailments.

Selling, general, and administration costs increased compared to the fourth quarter of 2019 due primarily to increased variable compensation expense.

As a consequence of the items discussed above, Adjusted EBITDA increased by $11 million compared to the previous quarter and by $49 million compared to the fourth quarter of 2019. The following table shows the Adjusted EBITDA variance for each comparative period.

($ millions)	Q3-20 to Q4-20	Q4-19 to Q4-20
Adjusted EBITDA - comparative period	51	13
Price	26	58
Volume	(3)	(2)
Changes in costs	(12)	(5)
Selling, general, and administration	—	(2)

Adjusted EBITDA - current period	62	62

Pulp & Paper Segment ($ millions unless otherwise indicated)	Q4-20	Q3-20	Q4-19
Pulp & paper segment earnings
Sales	206	221	232
Cost of products sold	(180)	(161)	(179)
Freight and other distribution costs	(41)	(43)	(44)
Amortization	(10)	(10)	(11)
Selling, general and administration	(11)	(12)	(10)

Operating earnings	(36)	(5)	(12)
Finance expense	(3)	(1)	(3)
Other	(5)	(8)	3

Earnings before tax	(44)	(14)	(12)

Adjusted EBITDA[1]	(26)	5	(1)
Capital expenditures	14	5	4

BCTMP (Mtonnes)
Production	156	172	176
Shipments	167	172	179
NBSK (Mtonnes)
Production	103	130	123
Shipments	112	128	130
Newsprint (Mtonnes)
Production	29	27	26
Shipments	29	27	29

Benchmark prices (per tonne)
NBSK U.S. Spot - US$[2]	643	618	620
NBSK China - US$[3]	637	572	563
Newsprint - US$[4]	605	615	701
NBSK U.S. Spot - Cdn$[5]	838	823	818
NBSK China - Cdn$[5]	830	762	743
Newsprint - Cdn$[5]	788	819	925

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Resource Information Systems, Inc. - U.S. spot price delivered U.S.
3.	Source: Resource Information Systems, Inc. - China net price, delivered China. The China net price is the average of the North America and Scandinavia NBSK price.
4.	Source: Resource Information Systems, Inc. - Newsprint 27.7-lb East, delivered.
5.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. benchmark price.

Sales and Shipments

Sales revenue was lower in the fourth quarter of 2020 than the comparative quarters due primarily to lower pulp shipment volumes. NBSK prices increased compared to the previous quarter and the fourth quarter of 2019, but the impact was offset by lower BCTMP and newsprint prices and a stronger Canadian dollar relative to the U.S. dollar.

Printing and writing demand remained low in the fourth quarter of 2020, which negatively affected our pulp and newsprint pricing. We have been able to ship the pulp that we produced due to continued paperboard and tissue demand out of China and North America.

The pulp & paper segment price variance resulted in a decrease in Adjusted EBITDA of $1 million compared to the previous quarter and $5 million compared to the fourth quarter of 2019.

Costs and Production

BCTMP production declined compared to the previous quarter and fourth quarter of 2019 due to a four-day minor shutdown and reliability issues at our Quesnel BCTMP mill during the quarter. Our Hinton NBSK pulp mill had a 16-day major maintenance shutdown during the quarter, resulting in lower NBSK production volumes than the previous quarter and fourth quarter of 2019. The result was significantly higher maintenance costs for both BCTMP and NBSK relative to the comparative periods.

Fibre costs increased compared to the previous quarter in response to the increase in NBSK price but declined compared to the fourth quarter of 2019.

Freight and other distribution costs trended with shipment volumes over all the comparative periods.

As a consequence of the items discussed above, Adjusted EBITDA decreased by $31 million compared to the previous quarter and by $25 million compared to the fourth quarter of 2019. The following table shows the Adjusted EBITDA variance for each comparative period.

($ millions)	Q3-20 to Q4-20	Q4-19 to Q4-20
Adjusted EBITDA - comparative period	5	(1)
Price	(1)	(5)
Volume	(1)	—
Changes in costs	(29)	(20)

Adjusted EBITDA - current period	(26)	(26)

Discussions on finance expense are included above under the “Other Non-Operational Items” section in this MD&A.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital. The previous quarter included an $8 million expense for a dispute related to the Power Purchase Agreement terminated in 2016. We decreased this expense to $7 million in the fourth quarter of 2020. Details on the Power Purchase Agreement dispute are included under the section “Discussion & Analysis of Annual Non-Operational Items - Adjusted Earnings and Adjusted Basic EPS” in this MD&A. The fourth quarter of 2019 included a $4 million gain for our Cariboo NBSK operation for insurance settlement related to the 2017 involuntary disposal of equipment.

Capital Expenditures ($ millions)
Segment	Profit Improvement	Maintenance of Business[1]	Safety	Total
Lumber	143	47	10	200
Panels	9	3	2	14
Pulp & Paper	5	16	4	25
Corporate	—	2	—	2

Total	157	68	16	241

1.	Maintenance of business includes expenditures for roads, bridges, mobile equipment and major maintenance shutdowns.

Capital expenditures of $241 million in 2020 reflect our philosophy of continued reinvestment in our mills. Projects put into service included a new sales system for SPF lumber, a new planer in Opelika, Alabama, and a plywood dryer upgrade in Edmonton, Alberta.

Construction-in-progress projects include a greenfield lumber mill in Dudley, Georgia and two continuous dry kilns in Fitzgerald, Georgia. The Dudley mill should begin production in the second quarter and the Fitzgerald kilns in the third quarter of 2021.

Business Outlook

Markets

The most significant market for our lumber is the U.S., and our products are used in new residential construction, repair and remodelling, and industrial applications. After a temporary slowdown at the start of the COVID-19 pandemic, new housing demand as measured by housing starts and permits has recovered to levels greater than the beginning of the pandemic and higher than the previous two years. Low mortgage rates, a low inventory of homes for resale, and favourable demographics appear to have positively influenced the demand for new housing. An aging housing stock, working from home requirements, and several other pandemic-related consumer changes should continue to drive strong lumber demand for home repair and remodelling applications. The pandemic negatively impacted industrial activity, and as it slowly recovers, the use of lumber in packaging materials should increase.

Canadian lumber exports to Asia saw an overall decrease in 2020 as the Coronavirus took a toll on housing starts and economies. Although we are now starting to see improved demand for lumber in Asia, competition from suppliers in other countries and current North American pricing will continue to impact export markets.

Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April of 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. If duties can be passed through to consumers, in whole or in part, the price of Canadian softwood lumber will increase. This increase may not be solely for the benefit of Canadian producers and could, in turn, cause the price of SYP lumber to rise, but SYP would not be subject to the duty. Regardless of the commodity price, export duties on SPF shipments to the U.S. remain a cost to our Company to the extent we cannot pass on the cost through increased selling prices. In November 2020, the USDOC completed the first administrative review and finalized the duty rates for 2017 and 2018. The USDOC commenced AR2 in the second quarter of 2020, and they should begin AR3 in 2021.

The major component of our panels segment is plywood, which is sold mainly in Canada and is influenced by levels of home construction, repair and renovation and industrial activity. Plywood should continue to benefit from a strong housing start and repair and remodelling market. MDF and LVL demand is heavily influenced by North American new home construction. Following the Acquisition, we will include the acquired North American OSB business results as part of our Panels segment. OSB demand is influenced by the same new housing market conditions as described above.

The acquired businesses in Europe will be reported as a separate segment following the Acquisition. Demand for OSB as an alternative to plywood in Europe continues to grow.

Our BCTMP and NBSK pulp is primarily used in printing and writing, boxboard and tissue applications. Pulp markets are expected to improve in the first half of 2021, with an increase in demand out of China for all pulp grades. China’s printing papers, tissue, and boxboard operating rates are high, resulting in increased demand for many grades of imported pulp. The full implementation in China of a ban on recycled paper has resulted in further incremental demand for imported pulp, favourably impacting the overall global supply and demand balance of pulp. Printing and writing paper consumption in North America has continued to decline, but this has been significantly offset by improved demand out of Asia.

Operations

We expect lumber production in 2021 to improve slightly from 2020 levels as we recapture production lost due to temporary curtailments in the first half of 2020 and continue to realize the benefits of capital investments over the past several years. As a result, we expect SPF production to be approximately 3.3 billion board feet in 2021. In the U.S. south, we expect 2021 lumber production to be approximately 3.0 billion board feet. Anticipated production levels assume continued strong demand, availability of sufficient logs within our economic return criteria, and no further temporary curtailments. Our operations and results could be negatively affected by the availability of labour due to the continuing impacts of COVID-19, adverse weather conditions in our operating areas, intense competition for logs in the B.C. Interior, and elevated stumpage fees. On January 1, 2021, stumpage rates increased in B.C. due to the market-based adjustments related to lumber costs, and we do not expect much change over the balance of 2021. In Alberta, stumpage rates will remain elevated as long as SPF lumber prices are high, as they are closely linked to the price of lumber and respond rapidly to changes in lumber prices. We do not expect significant log cost inflation in the U.S. south.

In our panels segment, our plywood operations are expected to continue to operate at full capacity. Two of our plywood operations are in the B.C. interior, and we expect log costs for those operations will increase in 2021. With respect to the acquired North American facilities, production at the previously curtailed mill in Chambord, Quebec, will resume in spring 2021. Input costs for the OSB business are expected to increase marginally.

We executed maintenance shutdowns at both our NBSK mills in 2020 and have scheduled similar downtime for 2021. We expect a slight improvement in 2021 pulp production levels compared to 2020 of approximately 40,000 tonnes.

Cash Flows

We anticipate levels of cash flows, taking into account duties on Canadian softwood lumber exports to the U.S., to support approximately $550 million of capital spending and dividend payments in 2021. This is inclusive of capital spending estimated for the acquired Norbord operations post-close. We have paid a dividend in every quarter since we became a public company in 1986. As a result of the additional shares issued to effect the Acquisition, at the dividend rate of $0.80 per share, the total anticipated cash payment of dividends will be $99 million.

We expect to maintain our investment grade rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise. The assumption of US$665 million of debt as part of the Acquisition will increase our annual interest expense by approximately US$40 million per year.

We will continue to consider share repurchases with excess cash if we are satisfied that this will enhance shareholder value and does not compromise our financial flexibility.

U.S. Dollar Reporting

As a result of the Acquisition, we have determined that our operations’ functional currency will become the U.S. dollars. Accordingly, we will also transition our reporting currency to the U.S. dollar effective with our first quarter 2021 results.

Estimated Earnings Sensitivity to Key Variables[1] (based on 2020 production - $ millions)
Factor	Variation	Change in pre-tax earnings[3]
Lumber price	US$10 (per Mfbm)	80
Plywood price	Cdn$10 (per Msf)	8
NBSK price	US$10 (per tonne)	6
BCTMP price	US$10 (per tonne)	9
U.S. - Canadian $ exchange rate[2]	US$0.01 (per Cdn $)	34

1.	Each sensitivity has been calculated on the basis that all other variables remain constant and assume year-end foreign exchange rates.
2.

Excludes the exchange impact of translation of U.S. dollar-denominated debt and other monetary items. Reflects the amount of the initial US$0.01 change; additional changes are substantially, but not exactly, linear.

3.	The earnings sensitivity of changes in the OSB price can be found in Norbord’s 2020 Management’s Discussion & Analysis as published on SEDAR and is based on Norbord’s reporting currency.

Capital Structure and Liquidity

Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Operating Borrowing Facilities

Refinancing and amendments

On July 18, 2019, we completed an amendment to our revolving lines of credit to extend the maturity date to August 28, 2024, and to increase the size of our Canadian and U.S. syndicated committed revolving credit facilities from $500 million to $850 million. At the same time, we also amended the terms of the US$200 million term loan to extend the maturity date from August 25, 2022 to August 28, 2024. All other material terms of the revolving lines of credit and the term loan remain unchanged.

On January 17, 2020, we entered into a new uncommitted, demand letter of credit facility of up to $40 million.

On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our US$200 million term loan to facilitate the Acquisition. We also amended the terms of our $150 million committed revolving credit facility due 2022 that we arranged in April of 2020. We replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

Available liquidity

On December 31, 2020, our operating facilities consisted of an $850 million committed revolving credit facility, a $150 million committed revolving credit facility with a two-year term, a $32 million (US$25 million) demand line of credit dedicated to our U.S. operations and an $8 million demand line of credit dedicated to our 50%-owned newsprint operation. In addition, we have demand lines of credit totalling $129 million dedicated to letters of credit, of which US$15 million is committed to our U.S. operations.

On December 31, 2020, our revolving credit facility was undrawn. Letters of credit in the amount of $64 million were supported by our facilities.

Available liquidity on December 31, 2020, was $1,619 million. Available liquidity includes cash and short-term investments, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the $8 million operating loan dedicated to our 50%-owned newsprint operation.

All debt is unsecured except the $8 million 50%-owned newsprint operation demand line of credit, which is secured by that operation’s current assets.

Material Long-term Debt

In October 2014, we issued US$300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time.

In August 2017, we were advanced a US$200 million 5-year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or London Inter-bank Offered Rate (“LIBOR”) Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.

On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a US$100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. On March 9, 2020, we extended the duration of our US$100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million, resulting in a fixed interest rate of 0.51% through August of 2024. The two swap agreements fix the interest rate on the US$200 million 5-year term loan floating rate debt discussed above.

As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75%. Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing and the security related to such debt is subject to release and discharge. Upon such release and discharge, we will seek to release and discharge the security granted in respect of the Norbord notes in order that the Norbord notes become unsecured debt obligations.

Upon such release and discharge, the Norbord notes will become unsecured debt obligations.

Equity

Our outstanding Common share equity consists of 120,882,157 Common shares and 2,281,478 Class B Common shares for a total of 123,163,635 shares issued and outstanding as of February 11, 2021, including 54,484,188 Common shares issued in connection with the Acquisition.

Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Concurrent with the completion of the Norbord acquisition, the Common shares of West Fraser commenced trading on the NYSE on February 1, 2021 under the symbol WFG. In addition, the trading symbol for the Common shares on the TSX was changed to WFG on February 1, 2021.

Share Buybacks

The following table shows our purchases under various NCIB programs, including a summary of all purchases since the program was started in 2013. As of December 31, 2020, there was no NCIB program in place.

(number of Common shares and price per share)
NCIB period	Common Shares	Average Price
September 19, 2018 to September 18, 2019
September 19 to December 31, 2018	2,230,436	$70.05
January 1 to September 18, 2019	1,178,400	$68.30
September 19, 2019 to September 18, 2020	—	—

September 17, 2013 to February 11, 2021	17,226,864	$66.05

Share Options

As of February 11, 2021, there were 2,150,800 share purchase options outstanding with exercise prices ranging from $23.68 to $85.40 per Common share. This includes 887,966 West Fraser options that were issued as replacement options as part of the Norbord Acquisition.

Defined Benefit Pension Plans

The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in Note 12 to our Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations. In 2020, we recorded in other comprehensive earnings an after-tax actuarial loss of $14 million, compared to $99 million in 2019. The current year loss reflected a decrease in the discount rate used to calculate plan liabilities, the effect of plan revaluations, partially offset by an actual rate of return on assets that was higher than the discount rate.

Summary of Financial Position

($ millions, except as otherwise indicated)	December 31, 2020	December 31, 2019
Cash and short-term investments	587	16
Current assets	1,701	1,147
Current liabilities	673	837
Ratio of current assets to current liabilities	2.5	1.4

Available liquidity
Cash and short-term investments	587	16
Operating lines available (excluding newsprint operation)[1]	1,032	882

	1,619	898
Cheques issued in excess of funds on deposit	—	(16)
Borrowings on operating lines	—	(377)

Available liquidity[2]	1,619	505

Debt
Operating loans	—	377
Current and long-term lease obligation	8	11
Current and long-term debt	650	663
Interest rate swaps[3]	8	3
Open letters of credit[3]	64	61

Total debt	730	1,115
Cash and short-term investments	(587)	(16)
Open letters of credit[3]	(64)	(61)
Interest rate swaps[3]	(8)	(3)
Cheques issued in excess of funds on deposit	—	16

Net Debt	71	1,051
Shareholders’ equity	3,155	2,474

Total debt to capital[2,4]	19%	31%
Net debt to total capital[2,4]	2%	30%

1.

Excludes $8 million demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it. Operating lines available includes a US$25 million demand line of credit translated at the balance sheet date foreign exchange rate.

2.	See section “Non-IFRS Measures” in this MD&A.
3.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
4.	Total capital is total debt or net debt plus shareholders’ equity.

Debt Ratings

We are considered investment grade by three leading rating agencies. In April 2020, both Moody’s and Standard & Poor’s revised our outlook from stable to negative, and Dominion Bond Rating Service from positive to stable. In November 2020, Standard & Poor’s revised its outlook from negative to stable. On February 1, 2021, Moody’s revised our outlook from negative to stable. The ratings in the table below are as of February 11, 2021.

Agency	Rating	Outlook
DBRS	BBB(low)	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable

These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Cash Flow

Other than for operating purposes, our cash requirements are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these requirements.

Cash Flow Statement

($ millions - cash provided by (used in))	2020	2019
Operating Activities
Earnings	776	(150)
Amortization	272	259
Restructuring and impairment charges	—	33
Restructuring charges paid	—	(7)
Finance expense, net	37	49
Exchange loss on long-term financing	1	3
Exchange loss on export duty deposits	5	4
Export duty deposits	(136)	(5)
Post-retirement expense	100	80
Contributions to post-retirement plans	(66)	(85)
Tax provision (recovery)	266	(69)
Income taxes received (paid)	59	(62)
Other	(1)	—
Changes in accounts receivable	(106)	70
Changes in inventories	(9)	51
Changes in prepaid expenses	(7)	5
Changes in payables and accrued liabilities	104	(61)

	1,295	115

Financing Activities
Operating loans received (paid)	(377)	314
Finance expense paid	(41)	(43)
Dividends	(55)	(55)
Repurchases of Common shares	—	(81)
Other	(3)	(5)

	(476)	130

Investing Activities
Additions to capital assets	(241)	(410)
Other	19	19

	(222)	(391)

Change in cash	597	(146)

Operating Activities

The table above shows the cash used in or provided by operations for 2020 compared to 2019. The significant factors affecting the comparison were improved earnings, working capital changes, and income tax receipts (payments).

Most of our finished goods inventory and log volumes are lower than in 2019, but the cost per unit is higher, resulting in an overall inventory increase. 2019 had lower inventory volumes primarily due to the reduction of lumber inventory from the temporary and permanent curtailments and lower than normal log inventories in Alberta due to forest fires and an unusually wet summer.

Accounts payable balances increased during the quarter due primarily to higher variable compensation and equity-based compensation accruals and higher stumpage payable due to the increase in Alberta stumpage rates.

Accounts receivable balances increased in 2020 due primarily to higher lumber and plywood prices.

We received an income tax refund of $124 million in 2020, mostly related to our Canadian loss carry-back request from our 2019 tax returns. U.S. tax installments for fiscal 2020 were $33 million, as we absorbed our eligible tax loss carry-forwards in 2020 and returned to a taxable position. Canadian installment rules allow most of the 2020 tax payments to be made in February 2021. We estimate the final 2020 tax payment to be $124 million. We made income tax payments of $62 million in 2019, of which $36 million was the final Canadian income tax payment for fiscal 2018.

Financing Activities

We have repaid our operating loan and increased cash by $597 million due to improved earnings.

The weighted average interest rate on our outstanding borrowings at December 31, 2020, was 3.73%, after giving effect to the interest rate swaps.

In 2020, the Canadian and U.S. governments enacted various COVID-19 payment deferral programs for taxes and fees to help businesses with short-term liquidity issues due to the economic disruptions that arose from the voluntary and mandated business closures, travel bans, social distancing, and quarantine periods. No payment deferrals were remaining as of December 31, 2020.

We also returned $55 million to our shareholders through dividend payments in 2020.

Investing Activities

Our 2020 additions to capital assets include $200 million for the lumber segment, $14 million for the panels segment, $25 million for the pulp & paper segment and $2 million for our corporate segment. Additional details are found under the section “Capital Expenditures” above.

Contractual Obligations

On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our US$200 million term loan to facilitate the Acquisition. We also amended the terms of our $150 million committed revolving credit facility due 2022 that we arranged on April 9, 2020. We replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75%. In accordance with the terms of the Norbord senior notes, we will be required to make a “change of control” offer to repurchase these notes within 30 days of completion of the acquisition of Norbord on February 1, 2021. There is no assurance that the holders of the notes will accept our change of control offers.

Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing and the security related to such debt is subject to release and discharge. Upon such release and discharge, we will seek to release and discharge the security granted in respect of the Norbord notes in order that the Norbord notes become unsecured debt obligations.

On April 9, 2020, we obtained an additional $150 million committed revolving credit facility with a two-year term. The new credit facility is available for general corporate purposes and is on substantially similar terms to the existing $850 million credit facility. On February 1, 2021, this facility was replaced with a US $450 million committed revolving credit facility due 2024.

On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a US$100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. On March 9, 2020, we extended the duration of our US$100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million, resulting in a fixed interest rate of 0.51% through August of 2024. The two swap agreements fix the interest rate on the US$200 million 5-year term loan floating rate debt discussed above and are accounted for as derivatives.

Contractual Obligations

Contractual obligations mean an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include payroll obligations, reforestation and decommissioning obligations, lease obligations, energy purchases under various agreements, non-defined benefit post-retirement contributions payable, equity-based compensation including equity hedges, accounts payable in the ordinary course of business or contingent amounts payable.

West Fraser Contractual Obligations

(at December 31, 2020, in $ millions)	2021	2022	2023	2024	Total
Long-term debt[1]	10	—	3	637	650
Interest on long-term debt	20	20	19	15	74
Lease obligations	3	3	2	—	8
Contributions to defined benefit pension plans[2]	44	60	68	—	172
Asset purchase commitments	53	—	—	—	53

Total	130	83	92	652	957

1.	Includes U.S. dollar-denominated debt of US$508 million.
2.	Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.

On February 1, 2021, we assumed Norbord’s contractual obligations as part of the Acquisition. These obligations can be found in Norbord’s 2020 MD&A as published on SEDAR.

Financial Instruments

Details of our financial instruments can be found in Note 22 to our Financial Statements.

Significant Management Judgments Affecting Financial Results

Financial statement preparation requires management to make estimates and assumptions and select accounting policies that affect the amounts reported. The significant accounting policies followed by our Company are disclosed in our Financial Statements. The following judgments are considered the most significant:

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute.”

Accounting policy for duties

The CVD and ADD rates are subject to adjustment by the USDOC through an AR of POI. The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable, along with any true-up adjustments to finalized rates. Such adjustments for CVD and ADD could be material.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable based on this rate and will record an interest expense if the balance becomes a liability. Adjustments to the CVD and ADD rates could cause a material adjustment to the interest recorded, and that adjustment could be material.

Appeals

On May 22, 2020, the NAFTA panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC’s remand determination in its entirety.

On August 28, 2020, the WTO’s dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new CUSMA and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

Recoverability of Long-lived Assets

We assess the carrying value of an asset when there are indicators of impairment. The assessment compares the asset’s estimated discounted future cash flows to the carrying value of the asset. If the carrying value of the asset exceeds the asset’s estimated discounted future cash flows, the carrying value is written down to the higher of fair value less costs to sell and value-in-use. There were no impairments in 2020. In 2019, the B.C. lumber industry faced low product pricing and high purchased log costs resulting in $33 million of impairment charges. $25 million was related to the permanent closure of our Chasm, B.C. lumber mill and $8 million to a plant and equipment impairment associated with a B.C. lumber mill.

We review the amortization periods for our manufacturing equipment and machinery to ensure that the periods appropriately reflect anticipated obsolescence and technological change. The amortization periods for manufacturing equipment range from 6 to 20 years. Timber licences are amortized over 40 years.

Goodwill is not amortized. We compare the carrying value of goodwill and related assets, at least once a year, to the estimated discounted cash flows that the assets are expected to generate. If it is determined that the carrying value is more than the estimated discounted cash flows, then a goodwill impairment will be recorded. We tested goodwill for impairment in 2020 and concluded that its carrying value is not impaired. The testing of goodwill for impairment involves significant estimates, including future production and sales volumes, product selling prices, U.S. dollar exchange rates, operating costs, capital expenditures and the appropriate discount rate to apply. In all cases, we have used our best estimates of these projected amounts and values. Given the current global economic uncertainty and the volatility of the markets for our products, it is possible that our estimates will be adjusted in the future and that these adjusted estimates could result in the future impairment of goodwill. We anticipate that we will record a significant amount of goodwill in connection with the Acquisition.

We also review the carrying value of deferred income tax assets to ensure that the carrying value is appropriate. The key factors considered are our history of profitability, future expectations of profitability, the expected reversal of temporary differences and the timing of expiry of tax loss carry-forwards and limitations on their use.

Reforestation and Decommissioning Obligations

In Canada, provincial regulations require timber quota holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time needed to meet regulatory requirements depends on a variety of factors.

In our operating areas, the time to meet reforestation standards usually spans 12 to 15 years from the time of harvest. We record a liability for the estimated cost of the future reforestation activities when the harvesting takes place. We review this liability at least once a year and update it to our current estimate of the costs to complete the remainder of the reforestation activities. In 2020, the reforestation obligation review resulted in an increase of $2 million to the obligation (2019 - an increase of $4 million).

We record the estimated fair value of a liability for decommissioning obligations, such as landfill closures, in the period when a reasonable estimate of fair value can be made. We review these estimates at least annually and adjust the obligations as appropriate. The 2020 review increased the liability by $5 million, which was primarily related to the decommissioning of our Chasm, B.C. mill site and a landfill closure on Vancouver Island (2019 - an increase of $2 million).

Defined Benefit Pension Plan (“D.B. Plan”) Assumptions

We maintain several D.B. Plans for many of our employees. The annual funding requirements and pension expenses are based on (i) various assumptions that we determine in consultation with our actuaries, (ii) actual investment returns on the pension fund assets, and (iii) changes to the employee groups in the pension plans. Note 12 to the Financial Statements provides the sensitivity of a change in key assumptions to our post-retirement obligations.

Accounting Standards Issued But Not Yet Applied

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform Phase 2, which amends various standards requiring interest rates or interest rate calculations. The amendments provide guidance on financial reporting after the LIBOR reform, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021. These amendments have no impact on our financial statements.

Non-IFRS Measures

Throughout this MD&A, reference is made to Adjusted EBITDA, Adjusted earnings, Adjusted basic earnings per share, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, earnings per share (“EPS”), or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.

Adjusted EBITDA

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, export duties, equity-based compensation, restructuring and impairment charges, and other.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measures.

Annual Adjusted EBITDA

($ millions)	2020	2019	2018
Earnings	776	(150)	810
Add: Finance expense, net	37	49	37
Add (deduct): Tax provision (recovery)	266	(69)	262
Add: Amortization	272	259	257
Add: Equity-based compensation	11	6	7
Add: Export duties, net	79	162	202
Add: Restructuring and impairment charges	—	33	—
Add (deduct): Other	19	11	(37)

Adjusted EBITDA	1,460	301	1,538

Quarterly Adjusted EBITDA

($ millions)	Q4-20	Q3-20	Q4-19
Earnings	366	350	(42)
Add: Finance expense, net	(3)	11	13
Add (deduct): Tax provision (recovery)	135	115	(4)
Add: Amortization	71	66	66
Add: Equity-based compensation	5	3	2
Add (deduct): Export duties, net	(47)	49	35
Add: Restructuring and impairment charges	—	—	8
Add: Other	17	11	2

Adjusted EBITDA	544	605	80

Annual Adjusted EBITDA by segment

($ millions) 2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	1,013	128	(61)	(38)	1,042
Add: Finance expense, net	24	4	8	1	37
Add: Amortization	201	16	42	13	272
Add: Equity-based compensation	—	—	—	11	11
Add: Export duties, net	79	—	—	—	79
Add (deduct): Other	5	(7)	11	10	19

Adjusted EBITDA by segment	1,322	141	—	(3)	1,460

2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	(202)	31	(29)	(19)	(219)
Add: Finance expense, net	35	4	10	—	49
Add: Amortization	196	16	43	4	259
Add: Equity-based compensation	—	—	—	6	6
Add: Export duties, net	162	—	—	—	162
Add: Restructuring and impairment charges	33	—	—	—	33
Add (deduct): Other	7	—	(4)	8	11

Adjusted EBITDA by segment	231	51	20	(1)	301

2018	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	753	110	215	(6)	1,072
Add: Finance expense, net	25	2	10	—	37
Add: Amortization	196	15	44	2	257
Add: Equity-based compensation	—	—	—	7	7
Add: Export duties, net	202	—	—	—	202
Deduct: Other	(20)	—	(11)	(6)	(37)

Adjusted EBITDA by segment	1,156	127	258	(3)	1,538

Quarterly Adjusted EBITDA by segment

($ millions) Q4-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	499	55	(44)	(9)	501
Add (deduct): Finance expense, net	(7)	1	3	—	(3)
Add: Amortization	52	5	10	4	71
Add: Equity-based compensation	—	—	—	5	5
Deduct: Export duties, net	(47)	—	—	—	(47)
Add: Other	11	1	5	—	17

Adjusted EBITDA by segment	508	62	(26)	—	544

Q3-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	441	47	(14)	(9)	465
Add: Finance expense, net	8	1	1	1	11
Add: Amortization	49	4	10	3	66
Add: Equity-based compensation	—	—	—	3	3
Add: Export duties, net	49	—	—	—	49
Add (deduct): Other	5	(1)	8	(1)	11

Adjusted EBITDA by segment	552	51	5	(3)	605

Q4-19	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	(37)	7	(12)	(4)	(46)
Add (deduct): Finance expense, net	10	1	3	(1)	13
Add: Amortization	49	5	11	1	66
Add: Equity-based compensation	—	—	—	2	2
Add: Export duties, net	35	—	—	—	35
Add: Restructuring and impairment charges	8	—	—	—	8
Add (deduct): Other	4	—	(3)	1	2

Adjusted EBITDA by segment	69	13	(1)	(1)	80

Adjusted Earnings and Adjusted Basic Earnings Per Share

The following tables reconcile Adjusted earnings and Adjusted basic earnings per share to the most directly comparable IFRS measures.

Annual Adjusted Earnings and Adjusted Basic Earnings Per Share

($ millions, except EPS amounts which are in $)	2020	2019
Earnings	776	(150)
Add: Export duties, net	79	162
Deduct: Interest recognized on export duty deposits receivable	(16)	(4)
Add: Equity-based compensation	11	6
Add: Exchange loss on long-term financing	1	3
Add: Exchange loss on export duty deposits receivable	5	4
Deduct: Insurance gain on disposal of equipment	(7)	(4)
Add: Power purchase dispute	7	—
Add: Restructuring and impairment charges	—	33
Deduct: Re-measurement of deferred income tax assets and liabilities	—	(18)
Deduct: Net tax effect on the above adjustments	(13)	(53)

Adjusted earnings	843	(21)

Adjusted basic EPS[1]	12.27	(0.31)

1.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

Quarterly Adjusted Earnings and Adjusted Basic Earnings Per Share

($ millions except EPS amounts, which are in $)	Q4-20	Q3-20	Q4-19
Earnings	366	350	(42)
Add: Export duties, net	(47)	49	35
Deduct: Interest income recognized on export duty deposits receivable	(14)	(1)	(1)
Add: Equity-based compensation	5	3	2
Add: Exchange loss on long-term financing	3	1	1
Add: Exchange loss on export duty deposits receivable	8	1	1
Deduct: Insurance gain on disposal of equipment	—	—	(4)
Add: Power purchase dispute	(1)	8	—
Add: Restructuring and impairment charges	—	—	8
Deduct: Re-measurement of deferred income tax assets and liabilities	—	—	(1)
Add (deduct): Net tax effect on the above adjustments	18	(9)	(10)

Adjusted earnings	338	402	(11)

Adjusted basic EPS[1]	4.92	5.85	(0.16)

1.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

Available liquidity

The following table reconciles Available liquidity to the most directly comparable IFRS measures.

($ millions)	December 31, 2020	December 31, 2019
Available liquidity
Cash and short-term investments	587	16
Operating lines available (excluding newsprint operation)[1]	1,032	882

	1,619	898
Cheques issued in excess of funds on deposit	—	(16)
Borrowings on operating lines	—	(377)

Available liquidity	1,619	505

1.

Excludes $8 million demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it. Operating lines available includes a US$25 million demand line of credit translated at the balance sheet date foreign exchange rate.

Total and net debt to total capital ratio

The following table reconciles total and net debt to total capital ratio to the most directly comparable IFRS measures.

($ millions)	December 31, 2020	December 31, 2019
Debt
Operating loans	—	377
Current and long-term lease obligation	8	11
Current and long-term debt	650	663
Interest rate swaps[1]	8	3
Open letters of credit[1]	64	61

Total debt	730	1,115
Cash and short-term investments	(587)	(16)
Open letters of credit[1]	(64)	(61)
Interest rate swaps[1]	(8)	(3)
Cheques issued in excess of funds on deposit	—	16

Net Debt	71	1,051
Shareholders’ equity	3,155	2,474

Total debt to capital[2]	19%	31%
Net debt to total capital[2]	2%	30%

1.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
2.	Total capital is total debt or net debt plus shareholders’ equity.

Risks and Uncertainties

Our business is subject to a number of risks and uncertainties that can significantly affect our operations, financial condition and future performance. These risks include risks associated with our Acquisition of Norbord and its OSB business. References to the Norbord business below refer to the Norbord OSB business, which is not operated as a subsidiary of West Fraser until the close on February 1, 2021. We have a comprehensive process to identify, manage, and mitigate risk, wherever possible. The risks and uncertainties described below are not necessarily the only risks we face. Additional risks and uncertainties that are presently unknown to us or deemed immaterial by us may adversely affect our business.

Product Demand and Price Fluctuations

Our revenues and financial results are primarily dependent on the demand for, and selling prices of, our products, which are subject to significant fluctuations. The demand and prices for lumber, panels, pulp, newsprint, wood chips and other wood products are highly volatile and are affected by factors such as: (1) global economic conditions including the strength of the U.S., Canadian, Chinese, Japanese, European and other international economies, particularly U.S. and Canadian housing markets and their mix of single and multifamily construction, repair, renovation and remodelling spending; (2) alternative products to lumber or panels; (3) construction and home building disruptor technologies that may reduce the use of lumber or panels; (4) changes in industry production capacity; (5) changes in world inventory levels; (6) increased competition from other consumers of logs and producers of lumber or panels; and (7) other factors beyond our control. In addition, unemployment levels, interest rates, the availability of mortgage credit and the rate of mortgage foreclosures have a significant effect on residential construction and renovation activity, which in turn influences the demand for, and price of, building materials such as lumber and panel products. Declines in demand, and corresponding reductions in prices, for our products may adversely affect our financial condition and results of operations.

In addition, our Norbord business is highly exposed to fluctuations in demand and pricing of OSB as OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of commodity grades of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm our financial position, operating results and cash flows.

We cannot predict with any reasonable accuracy future market conditions, demand or pricing for any of our products due to factors outside our control. Prolonged or severe weakness in the market for any of our principal products would adversely affect our financial condition.

Availability of Fibre and Changes in Stumpage Fees in Canada

Substantially all of our Canadian log requirements are harvested from lands owned by a provincial government (the “Crown”). Provincial governments control the volumes that can be harvested under provincially-granted tenures and otherwise regulate the availability of Crown timber for harvest. Provincial governments also control the renewal or replacement of provincially-granted tenures, the issuance of operating permits to harvest timber under such tenures and the ability to transfer or acquire such tenures. Determinations by provincial governments to reduce the volume of timber, to issue or not issue operating permits to harvest timber, the areas that may be harvested under timber tenures, to restrict the transfer or acquisition of timber tenures or to regulate the processing of timber or use of harvesting contractors, including to protect the environment or endangered species, species at risk and critical habitat or as a result of forest fires or in response to jurisprudence or government policies respecting aboriginal rights and title or reconciliation efforts or to restrict log processing to local or appurtenant sawmills or to mandate amounts of work to be provided or rates to be paid to harvesting contractors, may reduce our ability to secure log or residual fibre supply and may increase our log purchase and residual fibre costs and may impact our lumber, OSB, plywood, LVL, pulp and MDF operations.

In addition, provincial governments prescribe the methodologies that determine the amounts of stumpage fees that are charged in respect of harvesting on Crown lands. Determinations by provincial governments to change stumpage fee methodologies or rates could increase our log costs.

We rely on third party independent contractors to harvest timber in areas over which we hold timber tenures. Increases in rates charged by these independent contractors or the limited availability of these independent contractors or new regulations on the work to be provided and rates to be paid to these contractors may increase our timber harvesting costs.

We also rely on the purchase of logs and increased competition for logs, or shortages of logs may result in increases in our log purchase costs.

Availability of Fibre and Fibre Costs in the United States

We rely on log supply agreements in the U.S. which are subject to log availability and based on market prices. Approximately 14% of the aggregate log requirements for our U.S. sawmills may be supplied under long-term agreements with the balance purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations and private land owners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results. In addition, changes in the market for residuals may reduce the demand and selling price for the residuals produced by our operations and increase the disposal costs, which could adversely affect our results.

Fibre Resource for the Norbord Business

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. This wood fibre supply comes from several different sources. In the U.S., roundwood logs are primarily sourced from private and industry-owned woodlands.

In Canada, we hold forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market purchases and private supply agreements. In Europe, wood fibre is purchased from government and private landowners. When timber, wood chips, fibre and other wood recycled materials are acquired on the open market, we are in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond our control. Fibre supply for the Norbord business could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments.

Trade Restrictions

A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs, quotas and other trade barriers that restrict or prevent access represent a continuing risk to us. Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for the last several decades. During the period from October 2006 through October 2015 these exports were subject to a trade agreement between the U.S. and Canada and on the expiry of that agreement, a one-year moratorium on trade sanctions by the U.S. came into place. That moratorium has expired and in November 2016 a group of U.S. lumber producers petitioned the USDOC and the USITC to impose trade sanctions against Canadian softwood lumber exports to the U.S. In 2017 duties were imposed on Canadian softwood lumber exports to the U.S. The current duties are likely to remain in place until and unless some form of trade agreement can be reached between the U.S. and Canada (which trade agreement could include other tariffs or duties or quotas that restrict lumber exports) or a final, binding determination is made as a result of litigation. Unless the additional costs imposed by duties can be passed along to lumber consumers, the duties will increase costs for Canadian producers and, in certain cases, could result in some Canadian production becoming unprofitable. Whether and to what extent duties can be passed along to consumers will largely depend on the strength of demand for softwood lumber, which is significantly influenced by the levels of new residential construction in the U.S. which has been gradually improving over the past several years. If duties can be passed through to consumers in whole or in part the price of Canadian softwood lumber will increase (although the increase will not necessarily be for the benefit of Canadian producers) which in turn could cause the price of SYP lumber, which would not be subject to the duty, to increase as well.

The application of U.S. trade laws could, in certain circumstances, create significant burdens on us. We are a mandatory respondent in current investigations being conducted by the USDOC into alleged subsidies and dumping of Canadian softwood lumber. In addition, the current trade dispute between the U.S. and China could negatively impact either or both the U.S. and Chinese economies which could have an adverse effect on the demand for our products and could adversely affect our financial results. Further, the current diplomatic and trade issues between Canada and China could result in tariffs and other trade barriers that restrict access to the market in China for our products.

With respect to our acquisition of Norbord, our OSB business’ future performance is dependent upon international trade and, in particular, cross border trade between Canada and the U.S. and between the UK and European Union. Access to markets in the U.S., the European Union and other countries may be affected from time to time by various trade-related events. The financial condition and results of operations of our OSB business could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future. In addition, the exit of the United Kingdom from the European Union, or “Brexit” is anticipated to continue to cause uncertainty, as well as volatility in the financial markets and economy generally, which may in turn have a material adverse effect on our OSB business, financial condition and results of operations and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the Pound Sterling and Euro.

Contagious Disease

A local, regional, national or international outbreak or escalation of a contagious disease, virus or other illness including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or fear of the foregoing, could cause interruptions to our business and operations and otherwise have an adverse effect on our business, financial condition and/or results of operations including as a result of the effects on: (i) global economic activity, (ii) the business, operations, financial condition, and solvency of our customers caused by operating shutdowns or disruptions or financial or liquidity issues, (iii) the demand for and price of our products, (iv) the health of our employees and the impact on their ability to work or travel, (v) our ability to operate our manufacturing facilities, (vi) our supply chain and the ability of third party suppliers, service providers and/or transportation carriers to supply goods or services on which we rely on to transport our products to market, and (vii) our revenues, cash flow, liquidity and ability to maintain compliance with the covenants in our credit agreements.

Demand and prices for our products may be adversely affected by such outbreaks and pandemics that affect levels of economic activity, and we are unable to predict or estimate the timing or extent of the impact of such outbreaks and pandemics. Governmental measures or restrictions, including those requiring the closures of businesses, restrictions on travel, country, provincial or state and city-wide isolation orders, and physical distancing requirements, may directly affect our operations and employees and those of our customers, suppliers and service providers, and the demand for and pricing of our products. The spread of such viruses among our employees or those of our suppliers or service providers could result in lower production and sales, higher costs, and supply and transportation constraints. Accordingly, our production, costs, and sales may be negatively affected, which could have a material adverse effect on our business, financial condition and/or results of operation.

Given the ongoing and dynamic nature of the COVID-19 outbreak, it is challenging to predict the impact on the Company’s business. The extent of such impact will depend on future developments, which are highly uncertain, including the resurgence of COVID-19 as restrictions are eased or lifted, new information that may emerge concerning the spread and severity of COVID-19, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that COVID-19, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing and customer demand, and distribution networks. These factors may further impact our operating plans, business, financial condition, liquidity, the valuation of long-lived assets, and operating results.

Natural and Man-Made Disasters and Climate Change

Our operations are subject to adverse natural or man-made events such as forest fires, flooding, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations including those that may be associated with warmer climate conditions, and earthquake activity. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural events such as severe weather, hurricanes, flooding, hailstorms, wildfires, snow, ice storms, and the spread of disease and insect infestations. These events could damage or destroy or adversely affect the operations at our physical facilities or our timber supply or our access to or availability of timber, and similar events could also affect the facilities of our suppliers or customers. Any such damage or destruction could adversely affect our financial results as a result of the reduced availability of timber, decreased production output, increased operating costs or the reduced availability of transportation. Although we believe we have reasonable insurance arrangements in place to cover certain of such incidents related to damage or destruction, there can be no assurance that these arrangements will be sufficient to fully protect us against such losses. As is common in the industry, we do not insure loss of standing timber for any cause.

In addition, government action to address climate change, carbon emissions, water and land use and the protection of threatened or endangered species and critical habitat may result in the enactment of additional or more stringent laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes, or otherwise could adversely affect our operations or financial conditions. Further, the rising prominence of environmental, social and governance concerns among investors and institutional investor advisory groups may impact the investment making decisions of investors in companies requiring access to natural resources or the land base. The adoption of these laws and regulations may increase our costs of operations, including energy, transportation and raw material costs, which may adversely impact our operations.

Mountain Pine Beetle and B.C. Wildfires

The long-term effect of the mountain pine beetle infestation and the 2017 and 2018 wildfire outbreaks in B.C. on our Canadian operations is uncertain. The potential effects include a reduction of future Annual Allowable Cut (“AAC”) levels to below current and pre-infestation AAC levels. Many of our B.C. operations are experiencing a diminished grade and volume of lumber recovered from beetle-killed and fire damaged logs as well as increased production costs. These effects are also present in some of our Alberta operations where the mountain pine beetle infestation has expanded and as has the processing of fire damaged logs from wildfire activity. The timing and extent of the future effect on our timber supply, lumber grade and recovery, and production costs will depend on a variety of factors and at this time cannot be reasonably determined. The effects of the deterioration of beetle-killed and fire damaged logs could include increased costs, reduced operating rates due to shortages of commercially merchantable timber and mill closures.

Wood Dust

Our operations generate wood dust which has been recognized for many years as a potential health and safety hazard and operational issue. The potential risks associated with wood dust have been increased in those of our B.C. and Alberta facilities that have been processing mountain pine beetle-killed logs and fire damaged logs as the wood dust generated from these logs tends to be drier, lighter and finer than wood dust typically generated. We have adopted a variety of measures to reduce or eliminate the risks and operational challenges posed by the presence of wood dust in our facilities and we continue to work with industry and regulators to develop and adopt best mitigation practices. Any explosion or similar event at any of our facilities or any third-party facility could result in significant loss, increases in expenses and disruption of operations, each of which would have a material adverse effect on our business.

Financial

Capital Plans

Our capital plans will include, from time to time, expansion, productivity improvement, technology upgrades, operating efficiency optimization and maintenance, repair or replacement of our existing facilities and equipment. In addition, we may undertake the acquisition of facilities or the rebuilding or modernization of existing facilities. If the capital expenditures associated with these capital projects are greater than we have projected or if construction timelines are longer than anticipated, or if we fail to achieve the intended efficiencies, our financial condition, results of operations and cash flows may be adversely affected. In addition, our ability to expand production and improve operational efficiencies will be contingent on our ability to execute on our capital plans. Our capital plans and our ability to execute on such plans may be adversely affected by availability of, and competition for, qualified workers and contractors, machinery and equipment lead times, changes in government regulations, unexpected delays and increases in costs of completing capital projects including due to increased materials, machinery and equipment costs resulting from trade disputes and increased tariffs and duties.

Capital Resources

We believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements. Factors that could adversely affect our capital resources include prolonged and sustained declines in the demand and prices for our products, unanticipated significant increases in our operating expenses and unanticipated capital expenditures. If for any reason we are unable to provide for our operating needs, capital expenditures and other cash requirements on commercially reasonable terms, we could experience a material adverse effect to our business, financial condition, results of operations and cash flows.

Availability of Credit

We rely on long-term borrowings and access to revolving credit in order to finance our ongoing operations. Our ability to refinance or renew such facilities will be dependent upon our financial condition, profitability and credit ratings and prevailing financial market conditions. Any change in availability of credit in the market, as could happen during an economic downturn, could affect our ability to access credit markets on commercially reasonable terms. In the future we may need to access public or private debt markets to issue new debt. Deteriorations or volatility in the credit markets could also adversely affect:

•	our ability to secure financing to proceed with capital expenditures for the repair, replacement or expansion of our existing facilities and equipment;

•	our ability to comply with covenants under our existing credit or debt agreements;

•	the ability of our customers to purchase our products; and

•	our ability to take advantage of growth, expansion or acquisition opportunities.

In addition, deteriorations or volatility in the credit market could result in increases in the interest rates that we pay on our outstanding non-fixed rate debt, which would increase our costs of borrowing and adversely affect our results.

Following completion of the Acquisition, we have notes maturing in 2023 (Norbord), 2024 and 2027 (Norbord) and a term loan maturing in 2024. There is no assurance that financing will be available to us when required or may not be available to us on commercially favourable or otherwise satisfactory terms in the future to re-finance these notes and loan when they become due. In addition, we will be required to make a “change of control” offer to the holders of the Norbord 2023 and 2027 notes as a result of the completion of the Acquisition, as required by the indentures governing the notes. There is no assurance that our change of control offers to the holders will be accepted.

Credit Ratings

Credit rating agencies rate our debt securities based on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading could limit our access to the credit markets, increase our cost of financing and have an adverse effect on our financial condition.

Costs of Materials and Energy

We rely heavily on certain raw materials, including logs, wood chips and other fibre sources, chemicals, and energy sources, including natural gas and electricity, in our manufacturing processes. Competition from our industry and other industries may result in increased demand and costs for these raw materials and energy sources. Increases in the costs of these raw materials and energy sources will increase our operating costs and will reduce our operating margins. There is no assurance that we will be able to fully offset the effects of higher raw material or energy costs through hedging arrangements, price increases, productivity improvements or cost-reduction programs.

Operational Curtailments

From time to time, we suspend or curtail operations at one or more of our facilities in response to market conditions, environmental risks, or other operational issues, including, but not limited to scheduled and unscheduled maintenance, temporary periods of high electricity prices, power failures, equipment breakdowns, adverse weather conditions, labour disruptions, fire hazards, and the availability or cost of raw materials including logs and wood chips.

In addition, our ability to operate at full capacity may be affected by ongoing capital projects. As a result, our facilities may from time to time operate at less than full capacity. These operational suspensions could have a material adverse effect on our financial condition as a result of decreased revenues and lower operating margins.

In Canada, a substantial portion of the wood chip requirements of our Canadian pulp and paper operations are provided by our Canadian sawmills and plywood and LVL plants. If wood chip production is reduced because of production curtailments, improved manufacturing efficiencies or any other reason, our pulp and paper operations may incur additional costs to acquire or produce additional wood chips or be forced to reduce production. Conversely, pulp and paper mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs.

Transportation Requirements

Our business depends on our ability to transport a high volume of products and raw materials to and from our production facilities and on to both domestic and international markets. We rely primarily on third-party transportation providers for both the delivery of raw materials to our production facilities and the transportation of our products to market. These third-party transportation providers include truckers, bulk and container shippers and railways. Our ability to obtain transportation services from these transportation service providers is subject to risks which include, without limitation, availability of equipment and operators, disruptions due to weather, natural disasters and labour disputes. Transportation services may also be impacted by seasonal factors, which could impact the timely delivery of raw materials and distribution of products to customers. As a result of rail capacity constraints, access to adequate transportation capacity has at times been strained and could affect our ability to transport our products to markets and could result in increased product inventories. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm our reputation, negatively affect customer relationships or disrupt production at our mills. Transportation costs are also subject to risks that include, without limitation, increased rates due to competition and increased fuel costs. Increases in transportation costs will increase our operating costs and adversely impact our profitability. If we are unable to obtain transportation services or if our transportation costs increase, our revenues may decrease due to our inability to deliver products to market and our operating expenses may increase, each of which would adversely affect our results of operations.

Labour and Services

Our operations rely on experienced local and regional management and both skilled and unskilled workers as well as third party services such as logging and transportation and services for our capital projects. Because our operations are generally located away from major urban centres, we often face strong competition from our industry and others such as oil and gas production, mining and manufacturing for labour and services, particularly skilled trades. Shortages of key services or shortages of management leaders or skilled or unskilled workers, including those caused by a failure to attract and retain a sufficient number of qualified employees and other personnel or high employee turnover could impair our operations by reducing production or increasing costs or the ability to execute on our capital projects including timing and costs.

We employ a unionized workforce in a number of our operations. Walkouts or strikes by employees could result in lost production and sales, higher costs and supply constraints that could have a material adverse effect on our business. Also, we depend on a variety of third parties that employ unionized workers to provide critical services to us. Labour disputes experienced by these third parties could lead to disruptions at our facilities.

As at December 31, 2020, we employed approximately 8,115 individuals, including our proportionate share of those in 50%-owned operations. Of these, approximately 5,555 are employed in our lumber segment, 1,275 in our panels segment, 880 in our pulp & paper segment and 405 in our corporate segment. Approximately 36% of our employees are covered by collective agreements. There are no expired collective agreements remaining as at December 31, 2020. Union agreements representing 915 of our employees expire in 2021.

Norbord’s U.S. employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized—representing approximately 35% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three-to-five-year term, and the current contracts with Unifor representing members at the OSB mills in La Sarre, Quebec, Barwick, Ontario and Chambord, Quebec expire on June 30, 2021, July 31, 2022 and June 1, 2026, respectively. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry. In addition, disputes with Norbord’s trade unions may lead to litigation, the result of which may adversely impact cash flow and profitability of Norbord’s operations.

Environment

We are subject to regulation by federal, provincial, state, municipal and local environmental authorities, including, among other matters, environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid and hazardous waste, landfill operations, forestry practices, permitting obligations, site remediation and the protection of threatened or endangered species and critical habitat. Concerns over climate change, carbon emissions, water and land-use practices and the protection of threatened or endangered species and critical habitat could also lead governments to enact additional or more stringent environmental laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes or otherwise could adversely affect our operations or financial conditions.

We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, including the U.S. Environmental Protection Agency’s Boiler MACT (maximum achievable control technology) regulations. These regulations include environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. In addition, changes in the regulatory environment respecting climate change have and may lead governments and regulatory bodies to enact additional or more stringent laws and regulations and impose operational restrictions or incremental levies and taxes applicable to our Company.

No assurance can be given that changes in these laws and regulations or their application will not have a material adverse effect on our business, operations, financial condition and operational results. Similarly, no assurance can be given that capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from our available cash flow. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact our production capacity or increase our production costs. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.

We may discover currently unknown environmental problems, contamination, or conditions relating to our past or present operations. This or any failure to comply with environmental laws and regulations may require site or other remediation costs or result in governmental or private claims for damage to person, property, natural resources or the environmental or governmental sanctions, including fines or the curtailment or suspension of our operations, which could have a material adverse effect on our business, financial condition and operational results.

We are currently involved in investigation and remediation activities and maintain accruals for certain environmental matters or obligations, as set out in the notes to our Financial Statements for the year ended December 31, 2020. There can be no assurance that any costs associated with such obligations or other environmental matters will not exceed our accruals.

Our Canadian woodland operations, and the harvesting operations of our many key U.S. log suppliers, in addition to being subject to various environmental protection laws, are subject to third-party certification as to compliance with internationally recognized, sustainable forest management standards. Demand for our products may be reduced if we are unable to achieve compliance or are perceived by the public as failing to comply, with these applicable environmental protection laws and sustainable forest management standards, or if our customers require compliance with alternate forest management standards for which our operations are not certified. In addition, changes in sustainable forest management standards or our determination to seek certification for compliance with alternate sustainable forest management standards may increase our costs of operations.

Third Party Sustainability Certification

The majority of our European wood suppliers and Canadian Crown timberlands are subject to third-party certification to the Forest Stewardship Council (FSC) or the Sustainable Forestry Initiative (SFI) sustainable forest management standards. Customers may require a different certification than one we currently have, and there is no certainty such certification will be obtained, and demand may be reduced based on this requirement. Demand for our products in Europe may be reduced if certification is not maintained. In addition, changes in sustainable forest management standards or our determination to seek certification for conformance with alternate sustainable forest management standards may increase the cost of wood fibre.

Aboriginal Groups

Issues relating to Aboriginal groups, including First Nations, Métis and others, have the potential for a significant adverse effect on resource companies operating in Canada including West Fraser. Risks include potential delays or effects of governmental decisions relating to Canadian Crown timber harvesting rights (including their grant, renewal or transfer or authorization to harvest) in light of the government’s duty to consult and accommodate Aboriginal groups in respect of Aboriginal rights or treaty rights, agreements governments may choose to enter into with Aboriginal groups or steps governments may take in favour of Aboriginal groups even if not required by law, related terms and conditions of authorizations and potential findings of Aboriginal title over land.

We participate, as requested by government, in the consultation process in support of the government fulfilling its duty to consult. We also seek to develop and maintain good relationships and, where possible, agreements with Aboriginal groups that may be affected by our business activities. However, as the jurisprudence and government policies respecting Aboriginal rights and title and the consultation process continue to evolve, and as treaty and non-treaty negotiations continue, we cannot assure that Aboriginal claims will not in the future have a material adverse effect on our timber harvesting rights or our ability to exercise or renew them or secure other timber harvesting rights.

In addition, the Canadian federal government and provincial governments have made various commitments to renew their relationships with Aboriginal groups and in some cases have expressed their support for the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”). In this regard, B.C. has passed and brought into force the Declaration on the Rights of Indigenous Peoples Act, which is principally a framework for future action. At this time, it is unclear whether or how UNDRIP will be further adopted into Canadian law and its impact on the Crown’s duty to consult with and accommodate Aboriginal groups. At this time, we are unable to assess the effect, if any, that the adoption and implementation of UNDRIP by federal and provincial governments may have on land claims or consultation requirements or on our business, but the impact may be material.

On June 26, 2014 the Supreme Court of Canada (the “SCC”) released its reasons for judgment in Tsilhqot’in Nation v. British Columbia. The SCC declared that the Tsilhqot’in Nation had established Aboriginal title over an area of B.C. comprising approximately 1,750 square kilometres. The SCC also held that the provisions of the Forest Act (British Columbia) dealing with the disposition or harvest of Crown timber, as presently drafted, no longer applied to timber located on those lands, by virtue of the definition of “Crown Timber” in the Forest Act. But the SCC also confirmed that provincial laws can apply on Aboriginal title lands but only if the legislature so intends, and if the government can justify infringements of Aboriginal title in certain cases (according to tests set out in the case law). It also confirmed that the existing Forest Act continues to apply to lands unless and until title is established.

We do not have any cutting permits in the area that was the subject of the Tsilhqot’in case. However, claims of Aboriginal title have been asserted by many Aboriginal groups throughout B.C. (including lands in which we have interests or rights) and there is a risk that other Aboriginal groups may pursue further rights or title claims through litigation, or treaty negotiations with governments. It is difficult to predict how quickly other claims will be litigated or negotiated and in what manner our Crown timber harvesting rights and log supply arrangements will be affected.

Regulatory

Our operations are subject to extensive general and industry-specific federal, provincial, state, municipal and other local laws and regulations and other requirements, including those governing forestry, exports, taxes (including, but not limited to, income, sales and carbon taxes), employees, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. We are required to obtain approvals, permits and licences for our operations, which may require advance consultation with potentially affected stakeholders including Aboriginal groups and impose conditions that must be complied with. If we are unable to obtain, maintain, extend or renew, or are delayed in extending or renewing, a material approval, permit or license, our operations or financial condition could be adversely affected. There is no assurance that these laws, regulations or government requirements, or the administrative interpretation or enforcement of existing laws and regulations, will not change in the future in a manner that may require us to incur significant capital expenditures, pay higher taxes or otherwise could adversely affect our operations or financial condition. Failure to comply with applicable laws or regulations, including approvals, permits and licences, could result in fines, penalties or enforcement actions, including orders suspending or curtailing our operations or requiring corrective measures or remedial actions.

Foreign Currency Exchange Rates

Our Canadian operations sell the majority of its products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices. A significant portion of its operational costs and expenses are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the revenue in Canadian dollar terms realized by our Canadian operations from sales made in U.S. dollars, which reduces operating margin and the cash flow available to fund operations. Canadian operations are also exposed to the risk of exchange rate fluctuations in the period between sale and payment. To mitigate the exposure of Canadian operations to currency fluctuations, we have long-term debt repayable in U.S. dollars which is valued in Canadian dollars at the end of each reporting period by applying the prevailing exchange rate. The translation gains or losses for our Canadian operations are reported in earnings in the Financial Statements. Upon the close of the Acquisition, West Fraser will be converting to U.S. functional and U.S. reporting currency. Following the conversion, there will no longer be translation gains or losses for our Canadian operations in respect of U.S. dollar balances reported in earnings in the Financial Statements. Rather, translation gains and losses for our Canadian operations will be reported in earnings in the Financial Statements in respect of Canadian dollar transactions and balances.

Our U.S. operations transact and report in U.S. dollars, but their results are translated into Canadian dollars for Financial Statement purposes with the resulting translation gains or losses being reported in other comprehensive earnings. Following the conversion to U.S. functional and U.S. reporting currency, there will no longer be translation gains or losses reported in other comprehensive earnings in respect of our U.S. operations. Exchange rate fluctuations result in exchange gains or losses and changes in other comprehensive earnings. This results in significant earnings sensitivity to changes in the Canadian/U.S. dollar exchange rate. The Canadian/U.S. dollar exchange rate is affected by a broad range of factors which makes future rates difficult to accurately predict.

In addition, a portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of Norbord’s facilities, the value of its foreign investments, the results of its operations and its financial position. Norbord’s foreign exchange exposure arises from the following sources: (i) net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros; (ii) net Canadian dollar-denominated monetary assets and liabilities; and (iii) committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Competition

We compete with global producers, some of which may have greater financial resources and lower production costs than we do. Currency devaluations can have the effect of reducing our competitors’ costs and making our products less competitive in certain markets. In addition, European lumber producers and South American panel producers may enter the North American market during periods of peak prices. Markets for our products are highly competitive. Our ability to maintain or improve the cost of producing and delivering products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per-unit manufacturing costs, and the quality of our final products and our customer service all affect our earnings. Some of our products are also particularly sensitive to other factors including innovation, quality and service, with varying emphasis on these factors depending on the product. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. If we are unable to compete effectively, such failure could have a material adverse effect on our business, financial condition and results of operations.

Our products may compete with non-fibre based alternatives or with alternative products in certain market segments. For example, steel, engineered wood products, plastic, wood/plastic or composite materials may be used by builders as alternatives to the products produced by our wood products businesses such as lumber, plywood and MDF products. Changes in prices for oil, chemicals and wood-based fibre can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. As the use of these alternatives grows, demand for our products may further decline.

Because commodity products have few distinguishing properties from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand and competition from substitute products. Prices for our products are affected by many factors outside of our control, and we have no influence over the timing and extent of price changes, which often are volatile. Accordingly, our revenues may be negatively affected by pricing decisions made by our competitors and by decisions of our customers to purchase products from our competitors.

In addition, continued consolidation in the retail and construction industries could expose us to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on us and our products. In addition, concentration of our business with fewer customers as a result of consolidation could expose us to risks associated with the loss of key customers. For example, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect Norbord’s sales and earnings.

Pension Plan Funding

We are the sponsor of several defined benefit pension plans including plans of Norbord which we assumed as part of the Acquisition which exposes us to market risks related to plan assets. Funding requirements for these plans are based on actuarial assumptions concerning expected return on plan assets, future salary increases, life expectancy and interest rates. If any of these assumptions differs from actual outcomes such that a funding deficiency occurs or increases, we would be required to increase cash funding contributions which would in turn reduce the availability of capital for other purposes. We are also subject to regulatory changes regarding these plans which may increase the funding requirements which would in turn reduce the availability of capital for other purposes.

Information Technology and Cyber Security

We are reliant on our information and operations technology systems to operate our manufacturing facilities, access fibre, communicate internally and with suppliers and customers, to sell our products and to process payments and payroll as well as for other corporate purposes and financial reporting. An interruption or failure or unsuccessful implementation and integration of our information and operations technology systems could result in a material adverse effect on our operations, business, financial condition and results of operations.

In order to optimize performance, we regularly implement business process improvement initiatives and invest capital to upgrade our information technology infrastructure. These initiatives may involve risks to the operations and we may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business and confidential financial information and identifiable personal information of our employees. We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information.

However, our information and operations technology systems, including process control systems, are still subject to cyber security risks and are vulnerable to natural disasters, fires, power outages, vandalism, attacks by hackers or others or breaches due to employee error or other disruptions. Any such attack on or breach of our systems including through exposure to potential computer viruses or malware could compromise our systems and stored information may be accessed, publicly disclosed, lost or compromised, which could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to our operations, decreased performance and production, increased costs, and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations. As cyber security threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. However, our exposure to these risks cannot be fully mitigated due to the nature of these threats. Further, disruptions resulting from cyber security breaches could expose us to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, we could face increased costs if any future claims exceed our insurance coverage.

Product Liability and Legal Proceedings

We produce a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of our products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, we have been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against us or our predecessors. We could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

Our business and the production of wood-based panels is capital intensive. There can be no assurance that key manufacturing facilities and pieces of equipment will not need to be updated, modernized, repaired or replaced, or that operation of our manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

We are required to review our long-lived assets for indicators that their carrying values will not be recovered. Indicators could include high raw material costs, changes in demand for our products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.

International Sales

A portion of our products are exported to customers in China and in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of our products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies.

Strategic Initiatives and Acquisitions

Our future success may in part be dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that we will be able to successfully implement important strategic initiatives in accordance with our expectations, which may adversely affect our business, financial results and future growth prospectus. We may evaluate potential acquisitions from time to time and have in the past grown through acquisitions. However, there is no assurance that we in the future will be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate any assets or business that we acquire without disrupting existing operations.

Tax Exposures

In the normal course of business, we take various positions in the filing of our tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, we are subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. We provide for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from our estimated liabilities.

Potential Future Changes in Tax Laws, including Tax Rates

Our corporate structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which it operates. We are aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects our profits to additional taxation or otherwise has a material adverse effect on our profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of its securities. Our management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect. Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect West Fraser or Norbord or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.

Additional Risks and Uncertainties Related to Our Acquisition of Norbord

We May Not Achieve the Anticipated Benefits from the Acquisition

Our ability to realize the anticipated benefits of our acquisition on Norbord will depend in part on our successfully consolidating Norbord’s business and integrating Norbord’s operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from the combined business. This integration will require the dedication of substantial management effort, time and resources which may divert our management’s focus and resources from other strategic opportunities and from other operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of the Acquisition.

The Acquisition May Not Maximize Our Growth Potential

One of our principal reasons for the Acquisition is to maximize the growth potential of West Fraser beyond the level that West Fraser could have achieved on its own without the acquisition of Norbord. Achieving this growth potential is dependent on a number of factors, many of which will be beyond our control. Our inability to realize the full extent of the anticipated growth opportunities from the Acquisition, as well as any delays encountered in the integration process, could have an adverse effect upon our revenues, operating results and financial strength. In addition, there is no assurance that any additional prospective organic growth opportunities and potential merger and acquisition growth opportunities may be realized or prove to be accretive to West Fraser.

The amount of any dividends paid by West Fraser after Closing is not guaranteed

The declaration and payment of cash dividends remains within the discretion of our board of directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. On an annual basis, dividends of CDN$0.80 per share were declared in 2020 and 2019. There is no assurance that the acquisition of Norbord will not adversely impact our financial condition and our ability to maintain our dividend at the current rate. Our board of directors will retain the power to declare dividends in its discretion and in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends that we pay in the future will be equal or similar to the dividends historically paid by West Fraser or that our board of directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Our Access to Financing May be Adversely Impacted

Our continued access to financing will depend on, among other things, suitable market conditions and maintenance of long-term credit ratings. The credit ratings of West Fraser may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition and the deterioration in general economic and business conditions. Any downgrades in the credit ratings of West Fraser, whether resulting from the Acquisition of Norbord or otherwise, may impede our ability to access debt markets or raise our borrowing rates.

There is No Assurance that the Acquisition of Norbord will Strengthen Our Financial Position or Improve Our Capital Markets Profile

While the Acquisition of Norbord has increased our asset and revenue base, it has also increased our debt and our exposure (in absolute dollar terms) to negative downturns in the market for wood products if both the existing West Fraser and Norbord businesses are adversely impacted by these downturns. Such downturns may force us to draw against our credit facilities in order to fund our operations to the extent that these downturns result in negative cash flows for the combined business. In addition, downturns in the wood products market may adversely impact our ability to repay or refinance the outstanding debt of West Fraser or Norbord when this debt matures and becomes payable. There is also no assurance that the completion of the acquisition of Norbord and the listing of the West Fraser Shares on the NYSE will result in our being able to increase our investor base, gain increased investor exposure, increase trading liquidity or become a leading investment vehicle for investors seeking wood products exposure in North America.

Risks Associated with the NYSE Listing and Litigation

We have listed the West Fraser Shares on the NYSE in connection with our completion of the Acquisition. Listing on the NYSE may expose us to additional regulatory proceedings, litigation (including class actions), mediation, and/or arbitration from time to time, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, may divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we may, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of West Fraser.

Risk Associated with Internal Controls

We are required to maintain and evaluate the effectiveness of our internal controls over financial reporting under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Exchange Act in the United States. Effective internal controls are required for us to accurately and reliably report our financial results and other financial information. There is no assurance that we will be able to achieve and maintain the adequacy of our internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that our internal controls over financial reporting is effective. Our failure to establish and maintain effective internal controls over financial reporting could result in our inability to meet our reporting obligations, our inability to prevent fraud and our ability to detect material misstatements. As a result, any failure to maintain effective internal controls over financial reporting may result in investors losing confidence in our ability to report timely, accurate and reliable financial and other information, may expose us to legal or regulatory actions and may adversely impact the market value of our Common shares.

In addition, under Section 404 of the Sarbanes-Oxley Act (“SOX”), we will be required to design, document and test the effectiveness of our internal controls over financial reporting. There is no assurance that our efforts to develop and maintain our internal controls will be successful or sufficient to meet our obligations under SOX.

The Acquisition May Increase the Volatility of Our Common Shares

Our Common shares will be subject to material fluctuations and may increase or decrease in response to a number of events and factors, which will include events factors that affect the combined business of West Fraser and Norbord:

•	changes in the market price of the commodities that we sell and purchase;

•	current events affecting the economic situation in North America, Europe and the international markets in which our products are sold;

•	trends in the lumber and OSB industries and other industries in which we operate;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•	sales by Brookfield of any of the West Fraser Shares held by it following closing of the Acquisition;

•	acquisitions and financings;

•	the economics of current and future projects undertaken by us, both with respect to our existing business and the Norbord business;

•	variations in our operating results, financial condition or dividend policies;

•	the operating and share price performance of other companies, including those that investors may deem comparable to West Fraser; and

•	the issuance of additional equity securities by us.

In addition to factors directly affecting West Fraser and the combined business of West Fraser and Norbord, our Common shares may also experience volatility that is attributable to the overall state of the stock markets in which wide price swings may occur as a result of a variety of financial, economic and market perception factors. This overall market volatility may adversely affect the price of our Common shares, regardless of our own relative operating performance.

Controls and Procedures

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to our Company is gathered and reported to senior management, including the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer. The information must be presented on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Controls over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.

There has been no change in West Fraser’s internal controls over financial reporting that occurred during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

In August 2020, the Company successfully implemented a new Enterprise Resource Planning software system to manage the sales, transportation, and supply chain for a large part of its Canadian lumber business. In connection with this implementation, the Company replaced multiple internal controls over financial reporting that were previously considered effective with similar internal controls that are also expected to be effective. In management’s judgment, these changes do not have a material effect on internal controls over financial reporting.

Evaluation of Effectiveness of Internal Controls

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), requires our management, under the supervision of the President and Chief Executive Officer and the Vice-President,

Finance and Chief Financial Officer, to evaluate the effectiveness of the disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020. Based on that evaluation, the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer have concluded that West Fraser’s disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2020.

Additional Information

Additional information relating to West Fraser, including our Annual Information Form, can be found on our website at www.westfraser.com or on SEDAR at www.sedar.com.